August 1, 2008

Via Edgar

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090

Re:	Financial Security Assurance Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 20, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 15, 2008
File Number: 001-12644

Dear Mr. Rosenberg:

On July 3, 2008, Financial Security Assurance Holdings Ltd. (the “Company”) received a letter with comments from the Staff of the Securities and Exchange Commission on the Company’s annual report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”), filed on March 20, 2008, and the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2008 (the “March Form 10-Q”), filed May 15, 2008.

The following is the Company’s response to the Staff’s comments contained in its letter dated July 3, 2008.  For your convenience, we have numbered our responses in accordance with that letter and restated the Staff’s comments.   Capitalized terms used but not defined herein are used as defined in the Form 10-K and March Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources
FSA’s Liquidity, page 89

1.                                      You disclose that some of your CDS contracts may provide for acceleration of amounts due upon the occurrence of certain events.  Please disclose the events that would require acceleration of amounts due.

In response to the Staff’s comment, beginning in its quarterly report on Form 10-Q for the quarter ended June 30, 2008 (the “June Form 10-Q”), the Company will disclose the following information in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”:

FSA insurance policies guaranteeing payments under CDS may provide for acceleration of amounts due upon the occurrence of certain credit events, subject to single risk limits specified in the insurance laws of the State of New York (“the New York Insurance Law”).  These constraints prohibiting or limiting acceleration of certain claims are mandatory under Article 69 of the New York Insurance Law and serve to reduce FSA’s liquidity requirements.

The terms of the Company’s guaranteed or “insured” CDS contracts generally are modified from standard CDS contract forms approved by the International Swaps and Derivatives Association, Inc. (“ISDA”) in order to provide for payments on a scheduled basis and generally replicate the terms of a traditional financial guaranty insurance policy.  Some CDS contracts the Company enters into as credit protection seller, however, utilize standard ISDA settlement mechanics of cash settlement (a process to value the loss of market value of a reference obligation) or physical settlement (delivery of the reference obligation against payment of principal by the protection seller) in the event of a “credit event,” as defined in the terms of the contract.

Potential acceleration of claims with respect to CDS obligations occur with funded CDOs and synthetic CDOs as described below:

•                  Funded CDOs:  The Company has credit exposure to the senior tranches of funded corporate CDOs.  The senior tranches are typically rated Triple-A at the time of inception.  While the majority of these exposures obligate the Company to pay only shortfalls in scheduled interest and principal at final maturity, in a limited number of cases the Company has agreed to physical settlement following a credit event.  In these limited circumstances the Company has adhered to internal limits within applicable statutory single risk constraints.  In these transactions, the credit events giving rise to a payment obligation are (a) the bankruptcy of the special purpose issuer or (b) the failure by the issuer to make a scheduled payment of interest or principal pursuant to the referenced senior debt security.

•                  Synthetic CDOs:  In the area of pooled corporate synthetic CDOs, where the Company’s credit exposure is set at “super Triple-A” levels at origination, the Company is exposed to credit losses of a synthetic pool of corporate obligors following the exhaustion of a deductible.  In these transactions, losses are typically calculated using ISDA cash settlement mechanics.  As a result, the Company’s exposures to the individual corporate obligors within any synthetic transaction are constrained by the New York Insurance Law single risk limits.  In these transactions, the credit events giving rise to a payment obligation are (a) the reference entity’s bankruptcy; (b) failure by the reference entity to pay its debt obligations; and, (c) in certain transactions, the restructuring of the reference entity’s debt obligations.  The Company would not be required to make a payment until aggregate credit losses exceed the designated deductible threshold.

Non-GAAP Measures, page 106

2.                                      Please revise your disclosure to explain how management uses operating earnings and adjusted book value in the determination of compensation including the portion of bonuses that are derived from formulas using these measures.

In response to the Staff’s comment, beginning in the June Form 10-Q, the Company will disclose the following information regarding the use of non-GAAP measures in compensation formulas in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures”:

Use of Non-GAAP Measures in Calculating Compensation

Cash bonuses and equity compensation paid by the Company are based in part upon the non-GAAP measures ABV and operating earnings.

Cash bonuses are paid on an annual basis out of a bonus pool (the “Bonus Pool”) determined pursuant to a guideline formula intended to provide employees with a percentage of the growth in value in the Company during the preceding calendar year.  In determining the Bonus Pool guideline, management and the Human Resources Committee of the Board of Directors of the Company consider ABV a proxy for value creation.  Accordingly, the current Bonus Pool guideline provides for an annual Bonus Pool equal to a predetermined percentage (set at 9.5% as of June 30, 2008) of the increase in ABV of the Company during the applicable year.  Notwithstanding the Bonus Pool guideline, however, bonuses remain within the discretion of the HR Committee, except insofar as otherwise provided in the Company’s employment agreements.

The 2004 Equity Participation Plan (the “2004 Equity Plan”) provides for awards of performance share units, which represent awards of both performance shares and shares of Dexia restricted stock.  Each performance share represents a right to receive up to two shares of the Company’s common stock (or the cash value thereof), with the actual number of common shares receivable determined on the basis of the increase in ABV and book value per share over a specified performance cycle. Book value and ABV measurements employed in valuing performance shares are determined in accordance with IFRS, in order to better align the interests of employees with the interests of the Company’s parent, whose accounts are maintained under IFRS.

The performance shares were designed to have no value if the Company fails to generate growth in “value” per share in excess of 7% per annum for each three year performance cycle.  The actual dollar value received by a holder of performance shares, in general, varies in accordance with the annualized rate of ABV growth and book value growth per share of the Company’s common stock during the applicable three-year performance cycle and the value of a share of common stock at the time of payout of such performance shares.

So long as the Company’s common stock is not publicly traded, the Company expects to pay performance shares in cash rather than stock, with shares valued at the greater of:

(1)                                        the average of (a) 1.15 times ABV per share and (b) 14 times operating earnings per share and

(2)                                        0.85 times ABV per share.

2.  Summary of Significant Accounting Policies

Revisions, page 135

3.                                      Please provide us your quantitative and qualitative materiality analysis that supports your decision that prior-period financial statements do not need to be restated to reflect these errors.

In response to the Staff’s comment, the Company encloses as Annex A its quantitative and qualitative materiality analyses supporting its decision that prior-period financial statements do not need to be restated to reflect these errors.

11.  Federal Income Taxes, page 155

4.                                      You disclose that no valuation allowance is necessary since “management believes it is more likely than not that the tax benefit of the deferred tax assets will be realized.”  Please revise your disclosure within MD&A to include all of the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the deferred tax assets will be realized.  Please refer to paragraphs 20-25 of SFAS 109 for guidance.

In response to the Staff’s comment, beginning in the June Form 10-Q, the Company will present the following disclosure, updated to reflect June numbers, regarding the factors that it considered and the reasons that it believes that it is more likely than not that the tax benefit of the deferred tax assets will be realized in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxes”:

At March 31, 2008, the Company had a net deferred tax asset of $1.45 billion, primarily attributable to a $1.3 billion tax benefit from unrealized losses on bonds in the FP Investment Portfolio and a $0.3 billion tax benefit from unrealized losses on credit derivatives in the insured portfolio, partially offset by the Company’s deferred tax liability.

Management concluded that it is more likely than not that the tax benefit of the deferred tax assets will be realized and that therefore no valuation allowance is necessary on its $1.45 billion deferred tax asset based on the following factors:

1.               The Company has the intent and ability to hold investments in the FP Investment Portfolio to maturity.  More specifically, based on its analysis, the Company has determined that it is capable, if necessary, of holding to maturity all investments in the FP Investment Portfolio whether or not impaired.  As the investments mature, the par amount of the investments will be realized except for credit impairment and over time the deferred tax asset will be fully reversed.

2.               The Company has substantial streams of future premium earnings from its in force insured portfolio, with the total aggregating to approximately $4.7 billion as of March 31, 2008.

3.               The Company believes that, except for true credit losses, mark-to-market losses from its CDS will reverse over time.  As the mark-to-market losses reverse, the deferred tax asset will reverse.  To the extent that true credit losses increase, mark-to-market losses will not reverse and less of the deferred tax asset will be realized.

4.               The Company has never allowed net operating losses, capital losses, tax credits, or other tax benefits to expire unutilized.  It expects that appropriate tax planning will allow it to maintain this performance record.

20.  Segment Reporting, page 169

5.                                      Please tell us your operating segments as defined in SFAS 131.  If your public finance and asset-backed businesses are operating segments, please tell us the reasons for aggregating them within the Financial Guaranty segment.  Also, if your GIC operations and VIE operations are operating segments, please tell us the reasons for aggregating them within the Financial Products segment.  Please discuss how you determined that the economic characteristics and the five criteria for aggregation outlined in paragraph 17 of SFAS 131 are similar for these product lines.

Based on its analysis under paragraph 10 of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), management has determined that the Company has two operating segments:  financial guaranty and financial products.   Neither segment is composed of aggregated operating segments.

The following discussion reviews the facts and circumstances supporting management’s segment determinations based on the three criteria under paragraph 10 of SFAS 131:  whether the operating segment is a component of an enterprise

•                  that engages in business activities from which it may earn revenues and incur expenses;

•                  whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•                  for which discrete financial information is available.

Criteria 1:  Is the operating segment a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses?

Financial Guaranty:  Yes, this segment’s business activity is the issuance of financial guaranty insurance to issuers of debt.  The Company insures two general categories of debt:  public finance and asset-backed obligations.  However, regardless of the category of insured debt, the Company’s product is the same in that it guarantees the scheduled principal and interest payments on financial obligations.  For each category insurance premiums are earned and invested in the general investment portfolio.  The Company’s insurance premiums and net investment income from its insurance portfolio as a whole are available to cover losses and operating expenses attributable to the production and maintenance of its financial guaranty insurance business.

Financial Products:  Yes, the business activity in this segment is the issuance of debt and the investment of proceeds from debt issuances into assets earning higher rates of return in order to produce a positive net interest margin (“NIM”).

Criteria 2:  Is the operating segment a component of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance?

The Company’s chief operating decision maker is its Executive Management Committee, which is comprised of the Chief Executive Officer, Chief Operating Officer, Chief Risk Management Officer, General Counsel and Chief Financial Officer.  The two segments reflect how the Executive Management Committee conceives of and manages the Company’s business and how resource allocation is made.

Financial Guaranty:   Yes, the Company’s book of financial guaranty insurance business is managed as one operating segment by the Executive Management Committee.  A core financial summary is provided at least quarterly to the Executive Management Committee that presents operating results of the financial guaranty segment as a whole, as neither investment results on the segment’s invested assets or the segment’s operating expenses are allocated between public finance and asset-backed insurance.

Although different teams exist to pursue public finance and asset-backed insurance business, a common pool of capital is maintained for the financial guaranty business that is available to cover losses from insurance, irrespective of whether the loss originates from public finance or asset-backed transactions.  In addition, as noted below, invested assets are not allocated between public finance and asset-backed insurance, but instead are managed together.

Financial Products:   Yes, management reviews the results of the FP Segment monthly in the form of a NIM analysis for the segment.  On a quarterly basis, summarized FP Segment financial information is presented in the core financial summary.

The GIC Subsidiaries and the VIEs issue debt through separate legal entities, however the business models for GICs and VIEs are similar.  Management views these separate legal entities as part of one operating segment and the activities of these entities are intertwined to an extent that makes the analysis of the Company’s net interest margin business meaningful only when the results of operations are combined.  In addition, a substantial percentage (approximately 36% in 2007) of VIE separate company assets are invested in GICs issued by the GIC Subsidiaries.  In certain related party debt issuances on the VIEs’ books, the economic hedging instrument resides in the GIC Subsidiaries.

The FP management group is responsible for both the GIC and the VIE legal entities.  A common infrastructure and system for the GICs and VIEs are utilized, a common management team generates new business and dynamically hedges the portfolio, accounting responsibility falls within the same group, the accounting policies are the same, and valuation methods are consistent wherever applicable.  Management’s presentation of operating and net income in its Board of Directors reports combines the GIC and VIE legal entities.

Criteria 3:  Is the operating segment a component of an enterprise for which discrete financial information is available?

Financial Guaranty:   Although the Company presents key business measures such as loss reserves, premiums earned and outstanding exposure, and certain other information  segregated between public finance and asset-backed insurance, management does not prepare separate operating results for these product  lines.  Separate operating results cannot be prepared for these product lines as management does not allocate investment results on the segment’s invested assets, or the segment’s operating expenses, including the amortization of deferred acquisition costs (“DAC”) as common resources are utilized by both product lines.    The Company only prepares operating results for the combination of the two product lines.

The Company understands that it is not necessary that assets be allocated for a component of an enterprise to be considered an operating segment, however it is important to note that the Company manages capital as a single pool in respect of all of the financial guaranty segment’s exposures.  Capital is available to cover losses from insurance, irrespective of whether the loss originates from public finance or asset-backed transactions, as previously described.

Financial Products:  The Company does not prepare separate operating results for its GIC Subsidiaries or VIEs, as operating expenses are not allocated to each legal entity.  Instead, the Executive Management Committee makes key business decisions based on the financial performance of the FP Segment as a whole.  Also, the “FP Segment NIM” measure that is prepared and reviewed by management periodically in its decision making process is only prepared for the combination of these legal entities.

Form 10-Q for the quarterly period ended March 31, 2008

3.  Fair Value Measurement

Credit Default Swap Contracts, page 12

6.                                      We note that you use proprietary models to calculate the fair value of CDS and that you disclose various inputs and assumptions used to determine the current exit value premium.  We believe that your disclosure could be improved so that a reader of your financial statements can better understand the process the models go through in order to establish the exit value premium.  Please revise your disclosure to include the steps you take to determine the current exit value premium and ultimately the fair value of your CDS contracts.

In response to the Staff’s comment, beginning in the June Form 10-Q, the Company will revise the existing disclosure under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1, to incorporate additional information regarding the process the models go through in order to establish the exit value premium, as follows:

Determination of Current Exit Value Premium:  The estimation of the current exit value premium is derived using a unique credit-spread algorithm for each defined CDS category that utilizes various publicly available credit indices, depending on the types of assets referenced by the CDS contract and the duration of the contract. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal credit assessments or rating agency-based shadow ratings, and the level at which the deductible has been set. Estimates generated from the Company’s valuation process may differ materially from values that may be realized in market transactions.

In the ordinary course, the Company does not post collateral to the counterparty as security for the Company’s obligation under CDS contracts.  As a result, the Company receives a smaller fee than it would for a CDS contract that required the posting of collateral. In order to determine the exit value premium for CDS that do not have collateral posted, the Company applies a factor (the “non-collateral posting factor”) to the indicated market premium for CDS contracts that require collateral.  The factor was 50% for the quarter ended June 30, 2008.  The Company believes that the non-collateral posting factor has the effect of adjusting the fair value of these contracts for the Company’s credit quality in addition to adjusting the contract to a collateral posting basis.

The following discussion reviews in turn how the Company determines the current exit value premium for each of the types of CDS contracts:

•                  Pooled Corporate CDS Contracts:

•                  investment grade pooled corporate CDS;

•                  high yield pooled corporate CDS; and

•                  CDS of funded CDOs and CLOs.

Pooled Corporate CDS Contracts:  A pooled corporate CDS contract insures the default risk of a pool of referenced corporate entities. As there is no observable exchange trading of bespoke pooled corporate CDS, the Company values these contracts using an internal pricing model that uses the mid-point of the bid and ask prices (the “mid-market price”) of published third-party indexes as inputs to its pricing model, principally the Dow Jones CDX for domestic corporate CDS (“DJ CDX”) and iTraxx for European corporate CDS (“iTraxx”). The mid-market price is a practical expedient for the fair-value measurement within a bid-ask spread.  For those pooled corporate CDS contracts that include both domestic and foreign reference entities, the Company applies the iTraxx price in proportion to the applicable quoted prices of foreign reference entities comprising the pool by calculating a weighted average of the DJ CDX and iTraxx quoted prices.

Both the DJ CDX and iTraxx indices provide quoted prices for standard attachment and detachment points (or “tranches”) for contracts with maturities of three, five, seven and ten years.  Prices quoted for these tranches do not represent perfect pricing references, but are the only relevant market-based information available for this type of non-traded contract. The recent market volatility in the index tranches has had a significant impact on the estimated fair value of the Company’s portfolio of pooled corporate CDS.

The Company’s valuation process for pooled corporate CDS involves stratifying its investment grade and high-yield contracts by remaining term to maturity, consistent with the reference indexes.  Within maturity bands, further distinction is made for contracts that have higher attachment points. As index prices are quoted for standard attachment and detachment points (or tranches), the Company calibrates the quoted index price to the approximate attachment points for its individual CDS contracts in order to derive the appropriate value, which is then validated by comparing it with relevant recent market transactions, if available.

Investment-Grade Pooled Corporate CDS Contracts:  In order to estimate the weighted-average market price of an investment-grade pooled corporate CDS contracts (“IG CDS”), the Company multiplies (a) the mid-market price quoted for a given tranche of a given duration as published in the CDX North America IG Index (the “CDX IG Index”) or iTraxx by (b) the ratio of that tranche’s width to the total tranche width for that given duration.

•                  For purposes of this calculation, the Company’s IG CDS contracts are stratified into four maturity bands:  less than 3.5 years; 3.5 to 5.5 years; 5.5 to 7.5 years; and 7.5 to 10 years.  Within the maturity bands, further distinction is made for contracts that have a higher starting attachment point (usually 30% or higher).

•                  The CDX IG Index is comprised of prices sourced from 125 of the most liquid North American investment grade CDS quoted and is supported by 10 of the largest CDS dealers. In addition to the full capital structure, the CDX IG Index also provides price quotes for various tranches delineated by attachment and detachment points:  0 to 3%; 3 to 7%; 7 to10%; 10 to15%; 15 to 30% and 30 to100%.  Each quarter, the Company uses the average of the series of the CDX IG and iTraxx indices that most closely relates to the credit characteristics of the CDS contracts in the Company’s portfolio.  In some cases it may be the most recently published series of those indices, but in other cases it may be the previously published series, to the extent that it is still being published.

The Company’s Transaction Oversight Department reviews the pooled corporate CDS portfolio on a quarterly basis to ensure that the attachment point for each contract in the portfolio continues to be at a “super senior” credit rating. Accordingly, the Company believes it is appropriate to apply the calculated pricing for “super senior” level risk.

To arrive at the exit value premium applied to each of the Company’s IG CDS contracts, the Company:

(a)          determines the weighted average of the mid-market prices for the applicable tranches by (1) multiplying the mid-market price for each tranche by the tranche width and (2) dividing the total amount derived by the total tranche width, using CDX IG and iTraxx quoted prices; and then

(b)         applies the non-collateral posting factor  to the weighted-average market price determined for each maturity band.

Below is an example of the pricing algorithm that is applied to the Company’s domestic IG CDS contracts with durations of 3.5 to 5.5 years to determine the exit premium value as of June 30, 2008:

Index duration	Unadjusted quoted price	Non-collateral posting factor	Adjusted to non-collateral posting contract value
5 yrs	65.6bps	50.0%	32.8bps

High-Yield Pooled Corporate CDS Contracts:  In order to estimate the weighted-average market price for high-yield pooled corporate CDS contracts (“HY CDS”), the Company uses the average of dealer prices obtained for the most senior quoted of the respective three year, five-year and seven-year tranches of the CDX North America High Yield Index (“CDX HY Index”) and iTraxx and then applies a factor to the quoted prices (the “calibration factor”). The calibration factor is intended to calibrate the published index price to the Company’s pooled corporate high-yield CDS contract, which reference pools of entities that are of higher credit quality than those reflected in the published CDX HY or iTraxx indices (as measured by weighted-average rating factor).

To arrive at the exit value premium that is applied to each of the Company’s CDS contracts in a given maturity band, the non-collateral posting factor is applied to the weighted-average market price determined for that maturity band.

•                  For purposes of this calculation, the Company’s HY CDS contracts are stratified into three maturity bands:  less than 3.5 years; 3.5 to 5.5 years; and 5.5 to 7.5 years.

•                  Each quarter, the average of the series of the CDX HY or iTraxx that most closely relates to the credit characteristics of the CDS contracts in the Company’s portfolio is used.  In some cases it may be the most recently published series of those indices, but in other cases, it may be the previously published series to the extent that it is still being published.

•                  A calibration factor of 60% and a 50% non-collateral posting factor adjustment is applied to the average of all the quotes received as of June 30, 2008.

Below is an example of the pricing algorithm that is applied to the Company’s domestic HY CDS contracts with durations of 3.5 to 5.5 years to determine the exit premium value as of June 30, 2008:

Index duration	Unadjusted quoted price	After 60% calibration factor	Adjusted to non- collateral posting contract value
5 yrs	134.3bps	80.6bps	40.3bps

CDS of Funded CDOs and CLOs:   As with pooled corporate CDS, there is no observable exchange trading of CDS of funded CDOs and CLOs. The price of protection charged by a CDS writer is based on the “credit spread component” of the “all-in credit spread” of funded CLOs, as quoted by underwriter participants.  As the all-in credit spread for a given CLO may not always be observable in the market, the CDS writer often utilizes an index, published by an underwriter participant, such as the “all-in” London Interbank Offered Rate (“LIBOR”) spread for Triple-A rated cash-funded CLOs (the “Triple-A CLO Rate”) as published by J.P. Morgan Chase & Co.  The Triple-A CLO rate is an all-in credit spread that includes both a funding and credit spread component.

The CDS protection of a CLO provided by the Company is priced to capture only the credit spread component, as the CDS writer is not providing funding for the CLO, only credit protection.  The Company determines the exit value premium for these CDS contracts with reference to the Triple-A CLO Rate, which was 175 bps as of June 30, 2008, to which the Company applies a 50% factor (“credit component factor”) as a means of estimating the fair value of its contract, which only refers to the credit component.

To arrive at the exit value premium that is applied to each of the Company’ CDO and CLO CDS contracts, the non-collateral posting factor is applied to the weighted-average market price determined for each maturity band.

The determination of the exit value premium is summarized as follows:

	Triple A CLO Rate	After credit component factor	After non-collateral posting factor
Rate	175bps	87.5bps	43.8bps

Other Structured Obligations Valuation: For CDS for which observable market value information is not available, management applies its best judgment to estimate the appropriate current exit value premium, and takes into consideration the Company’s estimation of the price at which the Company would currently charge to provide similar protection, and other factors such as the nature of the underlying reference credit, the Company’s attachment point, and the tenor of the CDS contract.

7.                                      Please revise your MD&A disclosure to include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used to estimate fair value would have on the financial statements.

In response to the Staff’s comment, beginning in the June Form 10-Q, the Company will disclose the following information in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Guaranty Segment”:

Insured Credit Default Swaps

Because the Company generally provides credit protection under contracts defined as derivatives for accounting purposes, widening credit spreads have an adverse mark-to-market effect on the Company’s consolidated statements of operations and comprehensive income while tightening credit spreads have a positive effect. If credit spreads for the underlying obligations change, the fair value of the related structured CDS changes. Changes in credit spreads are generally caused by changes in the market’s perception of the credit quality of the underlying referenced obligations and by supply and demand factors.

Changes in fair value of CDS contracts are generally due to changes in credit spreads. Because the CDS contracts in the Company’s portfolio are not traded, the Company has developed a series of asset credit-spread algorithms to estimate fair value for the majority of its portfolio. These algorithms derive fair value by using as significant inputs price information from several publicly available indices, depending on the types of assets referenced by the CDS.  See Note 3 to the Company’s Consolidated Financial Statements.

Management does not analyze the market sensitivity of its CDS portfolio for purposes other than to quantify the potential exposure to quarterly fair-value gain or loss. Management believes that the transactions for which it has provided CDS protection contain significant protections against loss and that quarterly changes in credit spreads generally do not imply fundamental change in future loss potential.

The effect of any change in credit spreads on the fair value of the CDS contracts is recognized in current income. The Company has evaluated the sensitivity of the CDS contracts by calculating the effect of changes in pricing or credit spreads. Absent any claims under the Company’s guaranty, any “losses” recorded in marking the guaranty to fair value will be reversed by an equivalent “gain” at or prior to the expiration of the guaranty, and any “gain” recorded will be reversed by an equal “loss” over the remaining life of the transaction, with the cumulative changes in fair value of the CDS summing to zero by the time of each contract’s maturity.

The following table summarizes the estimated reduction in the fair value of the Company’s portfolio of CDS contracts that would result from an increase of one basis point in market credit spreads assuming the non-collateral posting factor remains constant. Actual results may differ from the amounts in the table below.

Effect of One Basis Point of Credit Spread Widening in CDS Portfolio

	Estimated Pre-tax Loss at
	June 30, 2008	December 31, 2007
	(in millions)
Pooled Corporate CDS:
Investment grade	$ xx.x	$7.2
High yield	x.x	4.6
Total Pooled Corporate CDS	xx.x	11.8
Funded CDOs and CLOs	x.x	6.7
Other structured obligations	x.x	1.6
Total	$ xx.x	$20.1

15.  Commitments and Contingencies, page 41

8.                                      Please revise your disclosure to include an estimate of the possible loss or range of loss for the lawsuits relating to the alleged violations of antitrust laws in connection with the bidding of municipal GICs and derivatives or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5.  If no such range is determinable, then revise your disclosure to include the actual stated dollar amounts that are being sought in each case as these amounts would seem to be the upper end of the possible range.    If no dollar amount is stated or you are unable to determine the dollar amount, disclose that fact along with the reasons why you are unable to determine an actual dollar amount.

In response to the Staff’s comment, beginning in the June Form 10-Q, the Company will revise its disclosure in the “Commitments and Contingencies” footnote to the Consolidated Financial Statements in Item 1, to include the following information:

The complaints in these lawsuits generally seek unspecified monetary damages, interest, attorneys’ fees and other costs.  Class certification has yet to be addressed by any court.  The Company cannot reasonably estimate the possible loss or range of loss that may arise from these lawsuits.

****

In connection with its response to the Staff’s comments, the Company acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the Staff’s comments on the Form 10-K and March Form 10-Q to the undersigned at the above address and phone number or via e-mail at JSimon@FSA.com.

Respectfully submitted,

Joseph W. Simon
Chief Financial Officer and Managing Director

Enclosures

Memorandum

To:	Files

Cc:	Joe Simon

From:	Laura Bieling

Date:	7/31/2007

Re:	SAB 99 Analysis – Global Funding Amortization of FV adjustment

Background: Financial Security Assurance Holdings Ltd. (“Holdings”), through its insurance company subsidiaries, is primarily engaged in the business of providing financial guaranty insurance on public finance and asset-backed obligations in domestic and international markets. The financial strength of the Company’s insurance company subsidiaries are rated “Triple-A” by the major securities rating agencies and the obligations insured by them are generally awarded “Triple-A” ratings by reason of such insurance. The Company’s principal insurance company subsidiary is Financial Security Assurance Inc. (“FSA”), a wholly owned New York insurance company. In addition, the Company offers FSA-insured guaranteed investment contracts and other investment agreements (“GICs”) through other consolidated entities (“GIC Affiliates”). References to the “Company” are to Holdings together with its subsidiaries.

FSA and ultimately the Company consolidates the results of certain variable interest entities, including FSA Global Funding Limited (“FSA Global”). FSA Global is a special purpose funding vehicle partially owned by a subsidiary of Holdings. FSA Global issues FSA-insured medium term notes and generally invests the proceeds from the sale of its notes in FSA-insured GICs or other FSA-insured obligations with a view to realizing the yield difference between the notes issued and the obligations purchased with the note proceeds. FSA consolidates FSA Global in accordance with Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46-R”) as FSA Global was established in part to allow FSA to insure FSA Global’s debt offerings. As FSA is the primary beneficiary of the risks, FSA in turn consolidates FSA Global under FIN 46-R but has a 100% Minority Interest to reflect the lack of ownership of the common shares of FSA Global.

On April 28, 2006, the Company increased its ownership of the ordinary shares of FSA Global from 29% to 49% through an acquisition of shares from an unaffiliated third party. Immediately thereafter, FSA Global’s charter documents were amended to create a new class of nonvoting preference shares, which were issued to the Company. Holders of such preference shares have exclusive rights to any future dividends and, upon any winding up of FSA Global, all net assets available for distribution to shareholders (after a distribution of $250,000 to the ordinary shares). As a result of the issuance of such preference shares, (a) a substantive sale and purchase of an interest took place between the ordinary shareholders of FSA Global and the Company, resulting in an assessment and recording of the fair value of the assets and liabilities purchased and assumed at the time of such transaction, and (b) the Company’s minority interest liability associated with FSA Global being eliminated. In the second quarter of 2006, the Company realized a pre-tax gain of $1.8 million as a result of this transaction. The fair value adjustment to FSA Global liabilities at the date of the transaction, April 30, 2006, was a markup of the debt of $126.4mm.

Issue:

In reviewing the Company’s financial statements, it was determined that the fair value adjustment of $126.4 mm referred to above, was not being amortized to par over the remaining lives of the liabilities. This error does not change the economic substance of the operations of the company and only affects financial statements starting with the second quarter of 2006. The misstatement does not affect operating earnings which is the Company’s indicator of economic value. This error occurred at the FSA Global entity level. At the consolidated Holding Company level, full results of FSA Global after April 30, 2006 are consolidated.

From an accounting perspective, the mark up at April 30, 2006 is akin to a premium on the debt that should have been amortized into income over the lives of the related liabilities and should have been recorded in net interest expense from the FP segment. From an economic perspective, the amortization of this mark to market would be offset by the changes in mark to market on the derivatives that are economically hedging these liabilities (we do not apply accounting hedge treatment to these hedging relationships, although they are highly effective economic hedges). Based on our definition of operating income, only the economic ineffectiveness would be considered operating income. As the economic substance and efficiency of these hedging relationships is unchanged by accounting rules, there is no impact on operating earnings in any period affected.

The Company defines operating earnings as net income before the effects of fair-value adjustments for two items:

1. Economic interest rate hedges, defined as interest rate derivatives that are intended to hedge fixed rate assets and liabilities but do not meet the criteria for hedge accounting treatment under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), adjusted so that the impact of any residual hedge ineffectiveness remains in operating earnings; and

2. FSA-insured derivatives that have investment-grade underlying credit quality and must be marked to fair value under SFAS 133.

Net income includes the mark to market on derivatives in economically effective hedging relationships, which do meet the hedge accounting requirements, as well as the mark to market of certain insured derivatives (insured derivatives are insured transactions similar in substance to all our other insured transactions, but which meet the criteria for fair value accounting under SFAS 133). As such, our net income may fluctuate significantly in any given period, while operating earnings are relatively stable and reflect the business economics.

This SAB 99 analysis addresses the financial statements of the Company included in the Company’s 2006 Form 10K and the Form 10Qs for the second, third and fourth quarter of 2006 and the first and second quarter of 2007. The analysis also addresses the financial statements of FSA as those financials are attached as an exhibit to the Form 10K and Form 10Qs of the Company.

In determining whether the Company needs to restate its 2006 (2Q, 3Q and 4Q) and 2007 (1Q) financial statements, both Staff Accounting Bulletin (“SAB”) 108 and SAB 99 were reviewed. SAB 108 focuses on analyzing the impact of errors on the income statement and discusses the method of aggregating the error, on a period by period basis as well as a cumulative to date basis. SAB 99 requires companies to look at both quantitative and qualitative matters in determining whether amounts are material to the financial statements. SAB 99 makes it clear that relatively small amounts can have a material impact on financial statements when combined with qualitative factors. SAB 99 mentions several qualitative factors that the Company should consider.

2006 Analysis

Summary Quantitative analysis for Holdings (in ‘000s)(1):

HOLDINGS	1Q 2006	2Q 2Q06	2Q06 YTD	3Q 2006	3Q06 YTD	4Q 2006	4006 YTD
BALANCES AS REPORTED
Net income	130,205	109,720	239,925	91,479	331,404	92,750	424,154
Operating income	87,559	91,778	179,337	97,575	276,912	86,086	362,998
Tax Provision	(53,764)	(36,286)	(90,070)	(29,814)	(119,884)	(30,796)	(150,680)
Net interest expense from FP segment	(155,660)	(180,983)	(336,643)	(203,811)	(540,454)	(228,129)	(768,583)
GIC and VIE debt	14,534,176	15,815,644	15,815,644	17,309,423	17,309,423	18,349,665	18,349,665
Equity	2,856,995	2,889,984	2,889,984	3,058,987	3,058,987	2,722,312	2,722,312
ERRORS
Amort of Global $126mm
Pretax IS (reduction) increase to P&L	—	2,063	2,063	3,094	5,157	3,094	8,251
Tax	—	(722)	(722)	(1,083)	(1,805)	(1,083)	(2,888)
Aftertax IS	—	1,341	1,341	2,011	3,352	2,011	5,363
Balance sheet	—	1,341	1,341	3,352	3,352	5,363	5,363

Net income adjusted for Amort of Global $126mm error	130,205	111,061	241,266	93,490	334,756	94,761	429,517
Equity adjusted for amort error	2,856,995	2,891,325	2,891,325	3,062,339	3,062,339	2,727,675	2,727,675
Equity adjusted for both errors	2,848,328	2,876,786	2,876,786	3,058,071	3,058,071	2,723,358	2,723,358
% of net income as reported	0.0%	1.2%	0.6%	2.2%	1.0%	2.2%	1.3%
% of tax provision as reported	-8.7%	-8.7%	-8.7%	18.6%	-1.9%	-0.1%	-1.5%
% of tax provision as reported	0.0%	2.0%	0.8%	3.6%	1.5%	3.5%	1.9%
% of net interest expense fp seg as reported	0.0%	-1.1%	-0.6%	-1.5%	-1.0%	-1.4%	-1.1%
% of equity as reported	0.0%	0.0%	0.0%	0.1%	0.1%	0.2%	0.2%
% of GIC and VIE debt as reported	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
% to Annual net income		0.3%	0.3%	0.5%	0.8%	0.5%	1.3%
% to ytd discrete quarter			1.2%		3.7%		5.8%

Summary Conclusions for the Company: This error is quantitatively immaterial and does not raise concern with respect to any qualitative considerations. It does not affect any trends or turn a gain into a loss. As a component of non-operating income, it does not effect compensation, rating agency or constituents’ decision making process. It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.

Based on this analysis and the measures relied upon by the constituents of the quarterly 2006 filings, we conclude that this misstatement, would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company. As a result, the Company has elected not to restate the 2006 quarterly and annual filings. Management plans on recording a cumulative correcting entry in the second quarter of 2007.

2007 Analysis

Summary Quantitative Analysis of 2007 Impact:

HOLDINGS	1Q 2007	2Q 2007	2Q07 YTD
BALANCES AS REPORTED
Net income	85,195	62,817	148,012
Operating income	93,771	99,626	193,397
Tax Provision	(28,259)	(12,790)	(41,049)
Net interest expense from FP segment	(241,683)	(248,459)	(490,142)
GIC and VIE debt	18,814,436	19,407,395	19,407,395
Equity	2,753,483	2,686,015	2,686,015

ERRORS
Amor of Global $126mm
Pretax IS (reduction) increase to P&L	3,094	11,345	11,345
Tax	(1,083)	(3,971)	(3,971)
Aftertax IS	2,011	7,374	7,374
Balance sheet	7,374	7,374	7,374
Net income adjusted for Amort of Global $126mm error	87,206	55,443	140,638
% of net income as reported	2.4%	-11.7%	-5.0%
% of tax provision as reported	3.8%	31.0%	9.7%
% of net interest expense fp seg as reported	-1.3%	-4,6%	-2,3%
% of equity as reported	0.3%	-0.3%	-0.3%
% of GIC and VIE debt as reported	0.0%	0.1%	0.1%
% to Annual net income			3.3%
% to ytd discrete quarter			-11.7%

First Quarter 2007

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: This error relates to the amortization of a mark to market. Mark to market adjustments are not a precise measurement, however the amortization of the amount can be precisely calculated. The carrying value was appropriately calculated and recorded at the date of this transaction, but was not amortized thereafter. The error represents less than 0.1% of total liabilities in all periods presented and there is no effect on total assets in any period.

•                  whether the misstatement masks a change in earnings or other trends

Company response: The misstatement does not mask a change in earnings trend or other trends. Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.

Also, the error relates to the amortization of a fair value mark to market which is reported as a component of the fair value adjustments reconciling operating income to net income. In addition, the error affects only the net interest expense from financial products segment line item and no other expense or revenue line items. In the FP segment, which is an interest spread, or interest margin business, net interest expense is not, by itself, a key financial indicator. Any trending analysis done for the FP segment and management’s discussion and analysis (MD&A) in the SEC filings are done on a net interest margin basis (interest income less interest expense, excluding one sided accounting effects of not having hedge accounting for economic interest rate hedges). The calculations and disclosures related to net interest margin would not include the amortization of fair value adjustments and therefore this error would not affect any trends or discussions in the MD&A.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference. The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A. The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA. Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income, rating agencies and other external parties focus on operating earnings, which is not impacted by this error. This error, would not influence decision making of the rating agencies and regulators.

•                  whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income or vice versa.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: This error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings which is not impacted by this error as operating earnings would not include the amortization of mark to market that was not recorded. The error only impacts the reconciliation of the segment profitability measure to net income and is not material to the reconciliation or information on which users rely.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatement did not affect any regulatory compliance matters

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatement did not affect compliance with loan covenants or other contractual requirements

•                  whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatement did not increase management’s compensation. All compensation for 2006 and accruals for 2007 were based on a measure of adjusted book value (“ABV”) and operating income for the full year (estimates of projected operating income for 2007 1Q and 2Q), both of which exclude the fair value mark to market. Management considers ABV an operating measure of the Company’s intrinsic value. ABV adds back certain GAAP liabilities and deducts certain GAAP assets and also captures the estimated value of future contractual cash flows related to transactions in force as of the balance sheet date because installment payment contracts, whether in the form of premiums or net interest margin on the FP business, are generally non-cancellable and represent a claim to future cash flows. ABV also eliminates the effects of mark to fair value adjustments on insured derivatives, interest rate derivatives that are used to hedge the interest rate risk but where hedge accounting is not met and the investment portfolio. For a more detailed description of the adjustments made to book value to arrive at ABV please refer to the Company’s management’s discussion and analysis included in the Company’s quarterly and annual filings.

•                  whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatement did not conceal unlawful transactions.

•                  Items of focus or other factors not previously mentioned

•                  The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.

•                  Management’s compensation is not affected

•                  The effect is 0.1% or less of total liabilities.

•                  There is no effect on total assets

•                  There is no effect on cash flows for all periods.

•                  The effect on total equity is 0.1% individually

•                  Internal control considerations:

This error was identified while performing the review of the calculation of ABV in 2Q 2007, of which this amortization is a component. Such control procedures as well as balance sheet reconciliations have been in place, however, the error was not identified until the second quarter of 2007. At the time the error occurred, the Company was in the process of increasing staff in several areas, including financial reporting, FP segment accounting and accounting policy. The goal of the increased staffing was to institute more efficient processes to allow more time for analysis and shift time away from compilation of financial data. In the first half of 2007, we have filled all these roles and reorganized workloads to ensure the most qualified staff is handling each area. The controls over FSA Global and the ABV review and balance sheet reconciliations are all quarterly controls. With the increased staffing, the FSA Global financial close and related balance sheet reconciliations will be performed monthly by staff more experienced in accounting for this type of business. In 2006, the original transaction that created this $126mm fair value adjustment was reviewed in detail to ensure the financial statements were accurate at that date. Subsequent reviews of balance sheet reconciliations did not identify the difference, which amounted to 0.1% or less of the liability balances. In 2007, we have controls in place to document all unique accounting transactions and subsequent journal entries and obtain sign off from the newly created accounting policy department. As of July, all positions are filled and more time is being devoted to more in depth reviews and earlier completion of interim deliverables

Summary Conclusions for the Company – First Quarter 2007:

The Company has considered the quantitative and qualitative impact of this error and concluded that no restatement is necessary. Based on an estimate of 2007 full year results, the impact would be 2.0% of operating earnings (which is not impacted by these errors but used as a reference point) or 3.3% of net income. Because of the volatility of the fair value adjustments, there is no way to predict the market movements for the next 2 quarters, however we have assumed that the fair value adjustment in the third and fourth quarters is the same as the fair value adjustment in the second quarter. If the total fair value adjustment is zero for the next 2 quarters, these errors would be 2.4% of net income. As a financial guarantor with no public equity, the focus of our constituents is operating income, not net income. As opposed to companies with public equity outstanding where quarterly earnings are given more weight, our constituents are focused on longer term results and financial position and claims paying resources. The effect to our projected annual income is quantitatively immaterial and qualitatively irrelevant to our users. Our net income varies materially from quarter to quarter due to fair value adjustments. The impact for the IQ discrete was 2.4% of net income and not deemed material to restate.

A material weakness is a deficiency (or a combination of deficiencies) that results in a reasonable possible likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Since management has concluded that the error was not material and believes that controls were in place during the first quarter of 2007 that would detect or prevent a material misstatement in the Company’s consolidated financial statements, management has concluded that that there was not a material weakness in controls and as a result there is no impact on this quarter’s 302 certification.

Based on this analysis, and the measures relied upon by the constituents of the first quarter 2007 filing, we conclude that this misstatement, would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company. As a result, the Company has elected not to restate the March 31, 2007 quarterly filings. Management plans on recording a cumulative correcting entry in the second quarter of 2007.

Second Quarter 2007

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: This error relates to the amortization of a mark to market. Mark to market adjustments are not a precise measurement, however the amortization of the amount can be precisely calculated. The carrying value was appropriately calculated and recorded at the date of this transaction, but was not amortized thereafter. The error represents less than 0.1% of total liabilities in all periods presented and there is no effect on total assets in any period.

•                  whether the misstatement masks a change in earnings or other trends

Company response: The misstatement does not mask a change in earnings trend or other trends. Although the errors affected net income they did not affect operating earnings which is the metric on which management and analysts focus.

Also, the error relates to the amortization of a fair value mark to market and reported as a component of the fair value adjustments reconciling operating income to net income, which are not conducive to trending of net income. In addition, the error affects only the line item net interest expense from financial products segment and no other expense or revenue line items. In the FP segment, which is an interest spread, or interest margin business, net interest expense is not, by itself, a key financial indicator. Any trending analysis done for the FP segment and any reporting and management’s discussion and analysis (MD&A) in the SEC filings is done on a net interest margin basis (interest income less interest expense, excluding one sided accounting effects of not having hedge accounting for economic interest rate hedges). The calculations and disclosures related to net interest margin would not include the amortization of fair value adjustments and therefore this error would not affect any trends.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference. The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A. The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA. Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income, rating agencies and others focus on operating earnings, which was not impacted. This error, would not influence decision making of the rating agencies and regulators.

•                  whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: This error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings which is not impacted by this error as operating earnings does not the amortization of mark to market that was not recorded. The error only impacts the reconciliation of the segment profitability measure to net income and is not material to the reconciliation or information on which users rely.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatement did not affect any regulatory compliance matters

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatement did not affect compliance with loan covenants or other contractual requirements

•                  whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatement did not increase management’s compensation. All compensation for 2006 and accruals for 2007 were based on a measure of adjusted book value (“ABV”) and operating income for the full year (estimates of projected operating income for 2007 1Q and 2Q) , both of which exclude the fair value mark to market. Management considers ABV an operating measure of the Company’s intrinsic value. ABV adds back certain GAAP liabilities and deducts certain GAAP assets and also captures the estimated value of future contractual cash flows related to transactions in force as of the balance sheet date because installment payment contracts, whether in the form of premiums or net interest margin on the FP business, are generally non- cancelable and represent a claim to future cash flows. ABV also eliminates the effects of mark to fair value adjustments on insured derivatives, interest rate derivatives that are used to hedge the interest rate risk but where hedge accounting is not met and the investment portfolio. For a more detailed description of the adjustments made to book value to arrive at ABV please refer to the Company’s management’s discussion and analysis included in the Company’s quarterly and annual filings.

•                  whether the Misstatement involves concealment of an unlawful transaction.

Company response: the misstatement did not conceal unlawful transactions.

•                  Items of focus or other factors not previously mentioned

•                  The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.

•                  Management’s compensation is not affected

•                  The effect is 0.1% or less of total liabilities.

•                  There is no effect on total assets

•                  There is no effect on cash flows for all periods.

•                  The effect on total equity is 0.1% individually

•                  Internal control considerations:

This error was identified while performing the review of the calculation of ABV in 2Q 2007, of which this fair value adjustment is a component. Such procedures as well as balance sheet reconciliations have been in place, however, the error was not identified until the second quarter of 2007. At the time the error occurred, the Company was in the process of increasing staff in several areas, including financial reporting, FP segment accounting and accounting policy. The goal of the increased staffing was to institute more efficient processes to allow more time for analysis and shift time away from compilation of financial data. In the first half of 2007, we have filled all these roles and reorganized workloads to ensure the most qualified staff is handling each area. The controls over FSA Global and the ABV review and balance sheet reconciliations are all quarterly controls. With the increased staffing, the FSA Global financial close and related balance sheet reconciliations will be performed monthly by staff more experienced in accounting for this type of business. In 2006, the original transaction that created this $126mm fair value adjustment was reviewed in detail to ensure the financial statements were accurate at that date. Subsequent reviews of balance sheet reconciliations did not identify the difference, which amounted to 0.1 % or less of the liability balances. In 2007, we have controls in place to document all unique accounting transactions and subsequent journal entries and obtain sign off from the newly created accounting policy department.

Summary Conclusions for the Company – Second Quarter 2007:

The Company has considered the quantitative and qualitative impact of correcting this error and determined that the effect on prior reported quarters was not material. On a year to date basis, the impact of this error was 5.0% of net income, however, based on an estimate of 2007 full year results, the impact would be 2.0% of operating earnings (which is not impacted by these errors) or 3.3% of net income. Because of the volatility of the fair value adjustments, there is no way to predict the market movements for the next 2 quarters, however we have assumed that the fair value adjustment in the third and fourth quarters is the same as the fair value adjustment in the second quarter of 2007. If we assume the total fair value adjustment is zero for each of the next 2 quarters, these errors would be 2.4% of net income. To provide some historical context, this error represents 1.7% of 2006 full year net income and 2.9% of 2005 net income.

As a financial guarantor with no public equity, the focus of our constituents is operating income, not net income. As opposed to companies with public equity outstanding where quarterly earnings are given more weight, our constituents are focused on longer term results and financial position and claims paying resources. The effect to our projected annual income is quantitatively immaterial and qualitatively irrelevant to our users, who focus on operating earnings, which is not at all affected by this error. Our net income varies materially from quarter to quarter due to fair value adjustments.

In the second quarter of 2007, the fair value adjustment on insured derivatives depressed net income and caused this error to be 11.7% of the quarterly net income and 5% of the year to date income. For the year to date 2Q 2007, the error was 5.0% of net income.

A material weakness is a deficiency (or a combination of deficiencies) that results in a reasonable possible likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Since management has concluded that the error was not material and believes that controls were in place during the 2007 quarters that would detect or prevent a material misstatement in the Company’s consolidated financial statements, management has concluded that there was not a material weakness in controls and as a result there is no impact on this quarter’s 302 certification.

Based on this analysis and the measures relied upon by the constituents of the second quarter 2007 filing, we conclude that this misstatement would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company. Management plans on recording a cumulative correcting entry in the second quarter of 2007 and making the following disclosure in the second quarter 10Q:

Proposed June 30, 2007 disclosure under APB 28:

In the second quarter of 2007, the Company recorded a correction of an error related to the amortization of a fair value adjustment recorded in connection with the substantive purchase of an additional interest in FSA Global (see note 10 for a description of this transaction). The amount of the correction was income of $7.4mm after tax and affected net interest expense from the FP segment, Financial Product Segment Debt and Deferred income taxes.

FSA INC Analysis:

Summary Quantitative analysis for FSA (in ‘000s)(1) for 2006:

Because FSA does not own any of FSA Global, 100% of its net value and earnings are recorded in minority interest. As a result, there is no effect on net income or shareholder’s equity. Therefore, at the FSA level, this error results in an immaterial classification error between net interest expense and minority interest lines, while at the Holdings level, it results in a net income error.

FSA INCI	2Q YTD 2006	3Q 2006 YTD	4Q 2006 YTD	1Q 2007	2Q TYD 2007
Reported balances
Net interest expense from FP segment	(72,654)	(108,416)	(147,621)	(38,905)	(61,440)
VIE debt	2,843,845	2,852,851	3,067,745	3,106,466	2,840,759
Minority interest BS	42,157	85,260
Other liabilities BS collapsed MI here in 12/06			439,030	374,454	344,603

ERRORS
Amortization of Global $126mm	2,063	5,157	8,251	3,094	11,345

% of net Interest expense from FP segment	-2.8%	-4.8%	-5.6%	-8.0%	-18.5%
% of VIE debt.	0.1%	0.2%	0.3%	0.1%	0.4%
% of minority interest BS	4.9%	6.0%	1.9%	0.8%	3.3%

Summary Conclusions for FSA: Since there is no effect on net income or shareholder’s equity, and no impact on total liabilities for all periods presented, management considered this error and determined that for FSA no further analysis is necessary under SAB 99 and no restatement of the 2006 quarterly or annual financial statements or the 2007 1Q 2007 financial statements is required. The classification will be corrected in 2Q 2007.

Addendum to SAB 99- Amortization of Global Fair value adjustment:

2006:

Viewed collectively with the GIC elimination error in 2006, the quantitative effect is less than the individual errors and no restatement is deemed necessary. The effect of the collective errors was 0.5% of net income for the full year 2006. There are no qualitative considerations that would affect management’s decision not to restate the 2006 quarterly and annual financial statements.

2007:

Viewed collectively, with the correction of the GIC elimination error in the first quarter of 2007, this error is immaterial and no restatement is deemed necessary. The impact on the year to date net income of the collective errors is 2.1%, and the impact to the projected annual net income, using the same assumptions described above, would be less than 1%. The previous GIC elimination error was recorded in the 1Q 2007 financial statements and has no impact on the 2Q discrete quarter. There are no qualitative considerations that would affect management’s decision to record the correction in the 2Q 2007 financial statements with disclosure.

Memorandum

To:	Files
Cc:	Joe Simon
From:	Laura Bieling
Date:	10/30/07
Re:	SAB 99 Analysis – Derivative Valuation

Background: Financial Security Assurance Holdings Ltd. (“Holdings”), through its insurance company subsidiaries, is primarily engaged in the business of providing financial guaranty insurance on public finance and asset-backed obligations in domestic and international markets.  The financial strength of the Company’s insurance company subsidiaries are rated “Triple-A” by the major securities rating agencies and the obligations insured by them are generally awarded “Triple-A” ratings by reason of such insurance.  The Company’s principal insurance company subsidiary is Financial Security Assurance Inc. (“FSA”), a wholly owned New York insurance company. In addition, the Company offers FSA-insured guaranteed investment contracts and other investment agreements (“GICs”) through other consolidated entities (“GIC Affiliates”).  References to the “Company” are to Holdings together with its subsidiaries.

FSA and ultimately the Company consolidate the results of certain variable interest entities, including FSA Global Funding Limited (“FSA Global”). FSA Global is a special purpose funding vehicle partially owned by a subsidiary of Holdings.  FSA Global issues FSA-insured medium term notes and generally invests the proceeds from the sale of its notes in FSA-insured GICs or other FSA-insured obligations with a view to realizing the yield difference between the notes issued and the obligations purchased with the note proceeds.  FSA consolidates FSA Global in accordance with Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46-R”) as FSA Global was established in part to allow FSA to insure FSA Global’s debt offerings.  As FSA is the primary beneficiary of the risks, FSA in turn consolidates FSA Global under FIN 46-R but has a 100% Minority Interest to reflect the lack of ownership of the common shares of FSA Global.

Issue:

The Company recently transitioned the accounting function for FSA Global to the FP Accounting department as it was determined that they possessed greater expertise in accounting for that business.  During the transition it was determined that a change was incorrectly made in the third quarter of 2006 to the calculation of the foreign currency transaction gains/losses on some non-USD denominated debt (see the separate SAB 99 – Global Funding Foreign Currency).  Other questions also arose relating to the nature of certain Global transactions and the valuation of derivatives derived by the front office system so to ensure the accounting department understood all aspects of FSA Global’s transactions the accounting department met with front office personnel that are involved with FSA Global.  During this meeting we discussed each transaction on FSA Global’s financial statements by reviewing a package of information on assets, debt and swaps entered into by FSA Global.

As a result of our detailed review we have concluded that the accounting department misunderstood the terms and subsequent valuations of three types of swaps.  They are as follows:  (1) SWAP-99-0003F (the “Goldman swap”), (2) swaps related to FSA Global’s EPUA book and (3) SWAP-CPT_9.2545 (the “Cypress swap”) and SWAP_NJSDEV_7.425_021529 (the “NJ Development swap”).  All swaps are being used to economically hedge the interest rate or foreign currency risk on either an asset or a liability in FSA Global’s portfolio.  The valuation of the Goldman swap, which has an embedded call option, has been misunderstood from inception of the contract.  The Principia system (PAS) modeled cash flows extend thru to maturity (PAS is not able to model FX swaps with cancelable options). The PAS calculated market value (ignoring accreted interest) has been close to the Goldman mark value confirm value.  The error occurred when the Goldman swap mark was deemed a replacement of the principia market value thereby double counting accreted interest.  The EPUA swaps had a similar error in that the accrued interest was double counted.  The Cypress swap and NJ Development swap had large upfront premiums such that the contract was considered an accreting instrument rather than a derivative under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Upon further review, we believe these swaps should be fair valued and the value recorded on these swaps (i.e. the accreted value) should have been the fair value calculated by PAS.

By way of background, FSA Global issues securities at the request of interested purchasers in a process known as “reverse inquiry,” which generally results in lower interest rates and borrowing costs than would apply to direct borrowings. FSA Global also issues securities in traditional private placements to institutional investors and to participants in lease financings in which Company affiliates may play a number of financing roles. FSA Global is managed as a “match funded vehicle,” in which the proceeds from the sale of FSA Global notes are invested in obligations chosen to provide cash flows substantially matched to those of the notes (taking into account, in some cases, dedicated third party liquidity). This match funded structure is designed to minimize the market risks borne by FSA Global.

From an economic perspective, the gain/loss on the swaps have an equal and offsetting mark on the risks that are economically hedged (we do not apply accounting hedge treatment to these hedging relationships, although they are highly effective economic hedges).  Based on our definition of operating income, only the economic ineffectiveness would be considered operating income.  As the economic substance and efficiency of these hedging relationships is unchanged by accounting rules, there is no impact on operating earnings in any period affected.

The Company defines operating earnings as net income excluding fair-value adjustments for:

1.                           economic hedges, hedges that are economically effective but do not meet the criteria necessary to receive hedge accounting treatment under SFAS 133, with any residual hedge ineffectiveness remaining in operating earnings; and

2.                           investment-grade insured derivatives, which are certain contracts for which fair-value adjustments are recorded through the income statement because they qualify as derivatives under SFAS 133 or Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155). These

contracts include FSA-insured CDS, insured swaps in certain public finance obligations and insured net interest margin (NIM) securitizations.

Net income includes the mark to market on derivatives in economically effective hedging relationships, which do not meet the hedge accounting requirements, as well as the mark to market of certain insured derivatives (insured derivatives are insured transactions similar in substance to all our other insured transactions, but which meet the criteria for fair value accounting under SFAS 133).  As such, our net income may fluctuate significantly in any given period, while operating earnings are relatively stable and reflect the business economics.

This SAB 99 analysis addresses the financial statements of the Company included in the Company’s 2006 Form 10K and the Form 10Qs for the third quarter of 2005 and the first, second and third quarters of 2006 and 2007.   The analysis also addresses the consolidated financial statements of FSA as those financials are attached as an exhibit to the Form 10K and Form 10Qs of the Company.

In determining whether the Company needs to restate, Staff Accounting Bulletin (“SAB”) 108 and SAB 99 were reviewed.  SAB 108 focuses on analyzing the impact of errors on the income statement and discusses the method of aggregating the error, on a period by period basis as well as a cumulative to date basis.  SAB 99 requires companies to look at both quantitative and qualitative matters in determining whether amounts are material to the financial statements.  SAB 99 makes it clear that relatively small amounts can have a material impact on financial statements when combined with qualitative factors.  SAB 99 mentions several qualitative factors that the Company should consider.

Summary 2004 Quantitative analysis for the Company

2004
% of
Net income	1.7%

Net realized and unrealized gains (losses) on derivative instruments	4.0%

Foreign exchange (gains) losses from FP segment

Net interest expense from FP segment	-1.2%

Tax provision	-3.2%

Other assets	-3.4%

GIC and VIE debt	0.4%

Deferred federal taxes	1.4%

FP Bonds	-0.1%

Equity	0.2%

Summary Conclusions for the Company:   This error is quantitatively immaterial and does not raise concern with respect to any qualitative considerations.  It does not affect any trends or turn a gain into a loss or a loss to a gain.  As a component of non-operating income, it does not effect compensation, rating agency or constituents’ decision making process.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.

Based on this analysis management concluded that this misstatement was not material and, as a result, management has concluded that it does not need to restate the 2004 financial statements.  Management plans on recording a cumulative correcting entry in the third quarter of 2007.

Summary 2005 Quantitative Analysis :

	Rollover	Iron Curtain
	2005	2005
% of
Net income	1.0%	3.0%

Net realized and unrealized gains (losses) on derivative instruments	-1.8%	-9.4%

Foreign exchange (gains) losses from FP segment

Net interest expense from FP segment	0.4%	-0.2%

Tax provision	-1.4%	-4.1%

Other assets	-3.4%	-3.4%

GIC and VIE debt	0.3%	0.3%

Deferred federal taxes	2.3%	2.3%

FP Bonds	0.0%	0.0%

Equity	0.3%	0.3%

Summary Conclusions for the Company:   This error is quantitatively immaterial and does not raise concern with respect to any qualitative considerations.  It does not affect any trends or turn a gain into a loss or a loss to a gain.  As a component of non-operating income, it does not effect compensation, rating agency or constituents’ decision making process.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.

Based on this analysis management concluded that this misstatement was not material and, as a result, management has concluded that it does not need to restate the 2005 quarterly or annual financial statements and plans on recording a cumulative correcting entry in the third quarter of 2007.

Summary 2006 Quantitative Analysis:

			Rollover			Iron Curtain
	QTD	QTD	QTD	QTD	YTD	ITD
	3/31/2006	6/30/2007	9/30/2006	12/31/2006	12/31/2006	12/31/2006
% of
Net income	-0.2%	1.1%	10.4%	7.6%	5.1%	7.4%

Net realized and unrealized gains (losses) on derivative instruments	-0.5%	1.7%	-46.5%	16.8%	19.2%	29.2%

Net interest expense from FP segment	0.0%	0.3%	0.3%	0.3%	0.2%	0.1%

Tax provision	0.2%	-1.8%	-17.2%	-12.3%	-7.7%	-11.2%

Other assets	-4.0%	-5.2%	-6.9%	-6.3%	-6.3%	-6.3%

GIC and VIE debt	0.3%	0.4%	0.4%	0.4%	0.4%	0.4%

Deferred federal taxes	2.2%	3.3%	4.7%	5.7%	5.7%	5.7%

FP Bonds	-0.9%	-1.1%	-1.1%	-0.1%	-0.1%	-0.1%

Equity	0.0%	0.5%	0.3%	0.3%	0.3%	1.2%

Summary Conclusions for the Company:   This error is quantitatively immaterial and does not raise concern with respect to any qualitative considerations.  It does not affect any trends or turn a gain into a loss or a loss to a gain.  As a component of non-operating income, it does not effect compensation, rating agency or constituents’ decision making process.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.

Based on this analysis management concluded that this misstatement was not material and, as a result, management has concluded that it does not need to restate the 2006 quarterly or annual financial statements and plans on recording a cumulative correcting entry in the third quarter of 2007.

Summary 2007 Quantitative Analysis:

	QTD	QTD	QTD	YTD	Est.
	3/31/2007	6/30/2007	9/30/2007	9/30/2007	Annual
% of
Net income	3.6%	-1.7%	33.5%	-64.5%	-20.9%

Net realized and unrealized gains (losses) on derivative instruments	22.0%	5.0%	14.6%	13.1%

Net interest expense from FP segment	0.3%	0.3%	-0.7%	-0.1%

Tax provision	-5.8%	4.4%	-20.1%	-35.0%

Other assets	-7.1%	-8.3%	0.0%	0.0%

GIC and VIE debt	0.3%	0.3%	0.0%	0.0%

Deferred federal taxes	6.2%	8.0%	0.0%	0.0%

FP Bonds	-0.1%	-0.1%	0.0%	0.0%

Equity	0.1%	0.0%

First Quarter 2007

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: The error relates to the proper valuation of swaps.  The mark to market of swaps is not a precise measurement.

•                  whether the misstatement masks a change in earnings or other trends

Company response: The misstatement does not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.

The error is reported as a component of the fair value adjustments reconciling operating income to net income, which are not conducive to trending of net income.  Fair value adjustments are volatile and therefore trending and forecasting with any degree of accuracy is not possible.  In addition, the error affects the line items net interest expense from FP segment and net realized and unrealized gains (losses) on derivative instruments which are not line items that are meaningful to trend. Net interest expense alone is not indicative of the FP segment results and is only meaningful when analyzed along with FP segment net interest expense and its corresponding derivatives.  Any trending analysis done for the FP segment and the FP segment NIM discussed in the management’s discussion and analysis (MD&A) in the SEC filings are done on a net interest margin basis (interest income less interest expense, excluding one sided accounting effects of not having hedge accounting for economic interest rate hedges) are not effected by this error since the error is not a component of operating earnings.  The calculations and disclosures related to net interest margin would not be affected by this correction.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.  Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income of the Company, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•                  whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income or vice versa.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: This error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings, which is not impacted by this error.  The error only impacts the reconciliation of the segment profitability measure to net income and is not information on which users rely.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatement did not affect any regulatory compliance matters

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatement did not affect compliance with loan covenants or other contractual requirements

•                  whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatement did not increase management’s compensation.  All compensation for 2004-2006 and accruals for 2007 were based on a measure of adjusted book value (“ABV”) and operating income for the full year, both of which are not affected by this error. Management considers ABV an operating measure of the Company’s intrinsic value.  ABV adds back certain GAAP liabilities and deducts certain GAAP assets and also captures the estimated value of future contractual cash flows related to transactions in force as of the balance sheet date because installment payment contracts, whether in the form of premiums or net interest margin on the FP business, are generally non-cancelable and represent a claim to future cash flows. ABV also eliminates the effects of mark to fair value adjustments on insured derivatives, interest rate derivatives that are used to hedge the interest rate risk but where hedge accounting is not met and the unrealized mark to fair value on its investment portfolio.  For a more detailed description of the adjustments made to book value to arrive at ABV please refer to the Company’s management’s discussion and analysis included in the Company’s quarterly and annual filings.

•                  whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatement did not conceal unlawful transactions.

•                  Items of focus or other factors not previously mentioned

•                  The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.  Both operating income and ABV are disclosed in the Company’s press release and Form 10Q and 10K filings with the SEC.

•                  Management’s compensation is not affected

•                  There is no effect on cash flows for all periods.

•                  Individual line items effected are not by themselves conducive to trend analysis due to one-sided accounting (i.e. marking to market the derivative that is economically hedging the interest rate risk of an asset or liability)

•                  The Company discloses in it SEC filings that the assets of FSA Global are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

•                  Internal control considerations:

This error was identified during the transition of FSA Global to the FP Accounting group.  The goal of the transition was to improve the control environment around the preparation of FSA Global’s financial statements by ensuring that the most qualified staff is handling the area.  The FSA Global financial close and related balance sheet reconciliations are now performed monthly by staff more experienced in accounting for this type of business and these controls will be in place for two quarters of the year.  Accounting also has a more complete understanding of FSA Global’s transactions as a result of the review process undertaken in the third quarter of 2007.

Summary Conclusions for the Company – First Quarter 2007:

The impact to net income for the first quarter was 3.6% of reported net income.

The misstatement does not affect any trends or turn a gain into a loss or a loss to a gain.  As a component of non-operating income it does not affect compensation.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.  Based on the measures relied upon by the constituents of the first quarter 2007 filing management concluded that this misstatement would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company.

Based on this analysis management concluded that this misstatement was not material and, as a result, management has concluded that it does not need to restate the first quarter 2007 filing.  Management plans on recording a cumulative correcting entry in the third quarter of 2007.

 A material weakness is a deficiency (or a combination of deficiencies) that results in a reasonable possible likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.   Since management has concluded that the error was not material and believes that controls were in place during the first quarter of 2007 that would detect or prevent a material misstatement in the Company’s consolidated financial statements, management has concluded that that there was not a material weakness in controls and as a result there is no impact on this quarter’s 302 certification.

Second Quarter 2007

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: The error relates to the proper valuation of swaps.  The mark to market of swaps is not a precise measurement.

•                  whether the misstatement masks a change in earnings or other trends

Company response: The misstatement does not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.

The error is reported as a component of the fair value adjustments reconciling operating income to net income, which are not conducive to trending of net income.  Fair value adjustments are volatile and therefore trending and forecasting with any degree of accuracy is not possible.  In addition, the error affects the line items net interest expense from FP segment and net realized and unrealized gains (losses) on derivative instruments which are not line items that are meaningful to trend. Net interest expense alone is not indicative of the FP segment results and is only meaningful when analyzed along with FP segment net interest expense and its corresponding derivatives.  Any trending analysis done for the FP segment and the FP segment NIM discussed in the management’s discussion and analysis (MD&A) in the SEC filings are done on a net interest margin basis (interest income less interest expense, excluding one sided accounting affects of not having hedge accounting for economic interest rate hedges) are not effected by this error since the error is not a component of operating earnings.  The calculations and disclosures related to net interest margin would not be affected by this correction.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.  Based on discussions with our

Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income of the Company, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•                  whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income or vice versa.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: This error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings, which is not impacted by this error.  The error only impacts the reconciliation of the segment profitability measure to net income and is not information on which users rely.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatement did not affect any regulatory compliance matters

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatement did not affect compliance with loan covenants or other contractual requirements

•                  whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatement did not increase management’s compensation.  All compensation for 2004-2006 and accruals for 2007 were based on a measure of adjusted book value (“ABV”) and operating income for the full year, both of which are not affected by this error. Management considers ABV an operating measure of the Company’s intrinsic value.  ABV adds back certain GAAP liabilities and deducts certain GAAP assets and also captures the estimated value of future contractual cash flows related to transactions in force as of the balance sheet date because installment payment contracts, whether in the form of premiums or net interest margin on the FP business, are generally non-cancelable and represent a claim to future cash flows. ABV also eliminates the effects of mark to fair value adjustments on insured derivatives, interest rate derivatives that are used to hedge the interest rate risk but where hedge accounting is not met and the unrealized mark to fair value on its investment portfolio.

For a more detailed description of the adjustments made to book value to arrive at ABV please refer to the Company’s management’s discussion and analysis included in the Company’s quarterly and annual filings.

•                  whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatement did not conceal unlawful transactions.

•                  Items of focus or other factors not previously mentioned

•                  The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.  Both operating income and ABV are disclosed in the Company’s press release and Form 10Q and 10K filings with the SEC.

•                  Management’s compensation is not affected

•                  There is no effect on cash flows for all periods.

•                  Individual line items effected are not by themselves conducive to trend analysis due to one-sided accounting (i.e. marking to market the derivative that is economically hedging the interest rate risk of an asset or liability)

•                  The Company discloses in it SEC filings that the assets of FSA Global are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

•                  Internal control considerations:

This error was identified during the transition of FSA Global to the FP Accounting group.  The goal of the transition was to improve the control environment around the preparation of FSA Global’s financial statements by ensuring that the most qualified staff is handling the area.  The FSA Global financial close and related balance sheet reconciliations are now performed monthly by staff more experienced in accounting for this type of business and these controls will be in place for two quarters of the year.  Accounting also has a more complete understanding of FSA Global’s transactions as a result of the review process undertaken in the third quarter of 2007.

Summary Conclusions for the Company – Second Quarter 2007:

The impact was 1.7% for the three months ended June 30, 2007.

The misstatement does not affect any trends or turn a gain into a loss or a loss to a gain.  As a component of non-operating income it does not effect compensation.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.  Based on the measures relied upon by the constituents of the second quarter 2007 filing management concluded that this misstatement would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company.

Based on this analysis management concluded that this misstatement was not material and, as a result, management has concluded that it does not need to restate the second quarter 2007 filing.  Management plans on recording a cumulative correcting entry in the third quarter of 2007.

A material weakness is a deficiency (or a combination of deficiencies) that results in a reasonable possible likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.   Since management has concluded that the error was not material and believes that controls were in place during the second quarter of 2007 that would detect or prevent a material misstatement in the Company’s consolidated financial statements, management has concluded that that there was not a material weakness in controls and as a result there is no impact on this quarter’s 302 certification.

Third Quarter 2007

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response:  The error relates to the proper valuation of swaps.  The mark to market of swaps is not a precise measurement.

•                  whether the misstatement masks a change in earnings or other trends

Company response: The misstatement does not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.

The error is reported as a component of the fair value adjustments reconciling operating income to net income, which are not conducive to trending of net income.  Fair value adjustments are volatile and therefore trending and forecasting with any degree of accuracy is not possible.  In addition, the error affects the line items net interest expense from FP segment and net realized and unrealized gains (losses) on derivative instruments which are not line items that are meaningful to trend. Net interest expense alone is not indicative of the FP segment results and is only meaningful when analyzed along with FP segment net interest expense and its corresponding derivatives.  Any trending analysis done for the FP segment and the FP segment NIM discussed in the management’s discussion and analysis (MD&A) in the SEC filings are done on a net interest margin basis (interest income less interest expense, excluding one sided accounting effects of not having hedge accounting for economic interest rate hedges) are not effected by this error since the error is not a component of operating earnings.  The calculations and disclosures related to net interest margin would not be affected by this correction.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.  Based on discussions with our

Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income of the Company, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•                  whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income or vice versa.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: This error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings, which is not impacted by this error.  The error only impacts the reconciliation of the segment profitability measure to net income and is not information on which users rely.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatement did not affect any regulatory compliance matters

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatement did not affect compliance with loan covenants or other contractual requirements

•                  whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatement did not increase management’s compensation.  All compensation for 2004-2006 and accruals for 2007 were based on a measure of adjusted book value (“ABV”) and operating income for the full year, both of which are not affected by this error. Management considers ABV an operating measure of the Company’s intrinsic value.  ABV adds back certain GAAP liabilities and deducts certain GAAP assets and also captures the estimated value of future contractual cash flows related to transactions in force as of the balance sheet date because installment payment contracts, whether in the form of premiums or net interest margin on the FP business, are generally non-cancelable and represent a claim to future cash flows. ABV also eliminates the effects of mark to fair value adjustments on insured derivatives, interest rate derivatives that are used to hedge the interest rate risk but where hedge accounting is not met and the unrealized mark to fair value on its investment portfolio.

For a more detailed description of the adjustments made to book value to arrive at ABV please refer to the Company’s management’s discussion and analysis included in the Company’s quarterly and annual filings.

•                  whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatement did not conceal unlawful transactions.

•                  Items of focus or other factors not previously mentioned

•                  The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.  Both operating income and ABV are disclosed in the Company’s press release and Form 10Q and 10K filings with the SEC.

•                  Management’s compensation is not affected

•                  With the correction made there is no effect on total assets or liabilities or equity

•                  There is no effect on cash flows for all periods.

•                  Individual line items effected are not by themselves conducive to trend analysis due to one-sided accounting (i.e. marking to market the derivative that is economically hedging the interest rate risk of an asset or liability)

•                  The % to net income for the third quarter of 2007 and the estimated annual 2007 net income is larger than what would normally be due to the unusual market conditions that cause significant movement in spreads that the Company utilizes in marking its insured derivatives to market.  It is important to note that the significant loss of $294 mil pre-tax for the quarter ended 9/30/07 and the YTD pre-tax mark of $352 mil do not represent an economic loss, only pricing.  These derivatives are not traded and management believes that the fair value adjustment will sum to zero over the finite terms of the contracts.  Over the last our years (2003 – 2006) the Company’s mark to market on its insured derivatives was an average of approximately $22 million after-tax gain.  If that had recurred in 2007 the correction of the error would have been 7.8% of estimated annual 2007 net income.

•                  The Company discloses in it SEC filings that the assets of FSA Global are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

•                  Internal control considerations:

This error was identified during the transition of FSA Global to the FP Accounting group.  The goal of the transition was to improve the control environment around the preparation of FSA Global’s financial statements by ensuring that the most qualified staff is handling the area.  The FSA Global financial close and related balance sheet reconciliations are now performed monthly by staff more experienced in accounting for this type of business and these controls will be in place for two quarters of the year.  Accounting also has a more complete understanding of FSA Global’s transactions as a result of the review process undertaken in the third quarter of 2007.

Summary Conclusions for the Company – Third Quarter 2007:

The impact of correcting the error to net income without the adjustment for the third quarter was 64.5% of reported net income and the estimated impact to annual income for 2007 is 20.9%.  The % are pushed higher, as mentioned above, due to the three and nine month ended pre-tax mark to market of the Company’s insured derivatives of $294 million and $352 million which for the reasons discussed above is a non-operating item.

The misstatement does not affect any trends or turn a gain into a loss or a loss to a gain.  As a component of non-operating income it does not effect compensation.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.  Based on the measures relied upon by the constituents of the third quarter 2007 filing management concluded that the correction of the misstatement would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company.

Based on this analysis management concluded that the correction of the misstatement is not material and, as a result, management plans on recording a cumulative correcting entry in the third quarter of 2007.

Proposed September 30, 2007 disclosure under APB 28:

Refer to the Aggregate Analysis of 2007 SAB 99 Analyses for the proposed disclosure.

FSA Inc Analysis:

Summary Quantitative analysis for FSA:

Because FSA does not own any of FSA Global’s equity, 100% of its net value and earnings are recorded in minority interest.  As a result, there is no effect on net income or shareholder’s equity.  Therefore, at the FSA level, this error results only in a change in minority interest with an equal an offsetting change in net interest expense from FP segment and net realized and unrealized gains (losses) on derivative instruments on the income statement and FP segment debt and minority interest on the balance sheet with no net effect on net income or equity.

	2004	2005	2006	2007
Rollover
% of

Net realized and unrealized gains (losses) on derivative instruments	4.3%	-2.4%	23.9%	13.1%

Net interest expense from FP segment	-2.5%	1.6%	1.2%	-0.6%

Other assets	-4.0%	-4.8%	-6.8%	N/A

GIC and VIE debt	1.5%	1.7%	2.1%	N/A

FP Bonds	-0.5%	-0.5%	-1.1%	N/A

	2004	2005	2006
Iron Curtain
% of

Net realized and unrealized gains (losses) on derivative instruments	4.3%	-13.0%	36.3%

Net interest expense from FP segment	-2.5%	-0.9%	0.4%

Other assets	-4.0%	-4.8%	-6.8%

GIC and VIE debt	1.5%	1.7%	2.1%

FP Bonds	-0.5%	-0.5%	-1.1%

Summary Conclusions for FSA:  Individual line items on the balance sheet and the income statement relating to this error are not meaningful captions to analyze individually or together since they involve one-sided accounting and the net amounts are offset by minority interest as FSA does not own any of FSA Global’s equity.  Since there is no effect on net income or shareholder’s equity, for all periods presented, management considered this error and determined that for FSA no further analysis is necessary under SAB 99 and no restatement of the 2004 - 2006 annual financial statements or the 3Q 2006, 1Q 2007 or 2Q 2007 financial statements is required. The adjustments will be recorded in the third quarter 2007.

Memorandum

To:	Files

Cc:	Joe Simon

From:	Laura Bieling

Date:	10/30/07

Re:	SAB 99 Analysis – Global Funding Foreign Currency

Background: Financial Security Assurance Holdings Ltd. (“Holdings”), through its insurance company subsidiaries, is primarily engaged in the business of providing financial guaranty insurance on public finance and asset-backed obligations in domestic and international markets.  The financial strength of the Company’s insurance company subsidiaries are rated “Triple-A” by the major securities rating agencies and the obligations insured by them are generally awarded “Triple-A” ratings by reason of such insurance.  The Company’s principal insurance company subsidiary is Financial Security Assurance Inc. (“FSA”), a wholly owned New York insurance company. In addition, the Company offers FSA-insured guaranteed investment contracts and other investment agreements (“GICs”) through other consolidated entities (“GIC Affiliates”).  References to the “Company” are to Holdings together with its subsidiaries.

FSA and ultimately the Company consolidate the results of certain variable interest entities, including FSA Global Funding Limited (“FSA Global”). FSA Global is a special purpose funding vehicle partially owned by a subsidiary of Holdings.  FSA Global issues FSA-insured medium term notes and generally invests the proceeds from the sale of its notes in FSA-insured GICs or other FSA-insured obligations with a view to realizing the yield difference between the notes issued and the obligations purchased with the note proceeds.  FSA consolidates FSA Global in accordance with Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46-R”) as FSA Global was established in part to allow FSA to insure FSA Global’s debt offerings.  As FSA is the primary beneficiary of the risks, FSA in turn consolidates FSA Global under FIN 46-R but has a 100% Minority Interest to reflect the lack of ownership of the common shares of FSA Global.

Issue: To improve the controls over the accounting for FSA Global, the Company transitioned the accounting function for FSA Global to the FP Accounting department as it was determined that they possessed greater expertise in accounting for that business.  Since it was a transition period, FP Accounting performed a complete review of the financial statement accounting and financial statement preparation process.  During this process it was determined that a change was incorrectly made in the third quarter of 2006 to the calculation of the foreign currency transaction gains/losses on some non-USD denominated debt.  By way of background, FSA Global perfectly matches it foreign currency and interest rate risk by utilizing hybrid cross currency and interest rate swaps.  Prior to the third quarter of 2006 the Company calculated the foreign currency gain/loss component on its foreign debt by taking the notional amount of the debt and multiplying it by the spot rate.  During the third quarter 2006 close it was noted that this process was not the best method to use due to paydowns in principal so a new method was developed which used the cross currency swap value.  The change in value of the swap was broken down between the change due to interest rate movements and the change due to foreign currency movements.  The swap perfectly hedges the foreign currency changes in the debt.  The amount recorded for foreign exchange gain or loss on the debt was the exact opposite of the calculated foreign currency component of the swap as described above (i.e. the sign was reversed and booked to debt as the foreign currency gain or loss on the debt for the period).  It has since been determined that the method to segregate the foreign currency portion of the swap included the foreign currency gain/loss on the mark to fair value of the interest rate component as well as the notional amount.  Since we do not have hedge accounting, the foreign currency movements of the mark to fair value of the interest rate component should not have been recorded on the debt.  This error affected the Financial Products Segment Debt line item on the balance sheet and Foreign Exchange gain/loss from Financial Products Segment, which is in the expense section of the income statement.

From an economic perspective, the foreign exchange transaction gain/loss on the debt has an equal and offsetting mark on the swaps that are economically hedging these liabilities (we do not apply accounting hedge treatment to these hedging relationships, although they are highly effective economic hedges).  Based on our definition of operating income, only the economic ineffectiveness would be considered operating income.  As the economic substance and efficiency of these hedging relationships is unchanged by accounting rules, there is no impact on operating earnings in any period affected.

The Company defines operating earnings as net income excluding fair-value adjustments for:

1.         economic hedges, hedges that are economically effective but do not meet the criteria necessary to receive hedge accounting treatment under SFAS 133, with any residual hedge ineffectiveness remaining in operating earnings; and

2.         investment-grade insured derivatives, which are certain contracts for which fair-value adjustments are recorded through the income statement because they qualify as derivatives under SFAS 133 or Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155). These contracts include FSA-insured CDS, insured swaps in certain public finance obligations and insured net interest margin (NIM) securitizations.

Net income includes the mark to market on derivatives in economically effective hedging relationships which do not meet the hedge accounting requirements as well as the mark to market of certain insured derivatives (insured derivatives are insured transactions similar in substance to all our other insured transactions, but which meet the criteria for fair value accounting under SFAS 133).  As such, our net income may fluctuate significantly in any given period, while operating earnings are relatively stable and reflect the business economics.

This SAB 99 analysis addresses the 2006 financial statements of the Company included in the Company’s 2006 Form 10K and the Form 10Qs for the third quarter of 2006 and the first, second and

third quarters of 2007.   The analysis also addresses the consolidated financial statements of FSA as those financials are attached as an exhibit to the Form 10K and Form 10Qs of the Company.

In determining whether the Company needs to restate, Staff Accounting Bulletin (“SAB”) 108 and SAB 99 were reviewed.  SAB 108 focuses on analyzing the impact of errors on the income statement and discusses the method of aggregating the error, on a period by period basis as well as a cumulative to date basis.  SAB 99 requires companies to look at both quantitative and qualitative matters in determining whether amounts are material to the financial statements.  SAB 99 makes it clear that relatively small amounts can have a material impact on financial statements when combined with qualitative factors.  SAB 99 mentions several qualitative factors that the Company should consider.

Summary 2006 Quantitative analysis for the Company (in ‘000s)

	Qtr	YTD	Qtr
	9/30/2006	9/30/2006	12/31/2006	YTD

Net income	91,479	331,404	92,750	424,154
Tax Provision	29,814	119,884	30,796	150,680
Foreign Exchange g/l	(12,717)	99,268	60,156	159,424
GIC and VIE debt	17,309,423	17,309,423	18,349,665	18,349,665
Equity	3,058,987	3,058,987	2,722,312	2,722,312

Change (reduction) increase to P&L	7,921	7,921	4,246	12,167
Tax	(2,772)	(2,772)	(1,486)	(4,258)
Tax effected	5,149	5,149	2,760	7,908
Net income adjusted for error	96,628	336,553	95,510	432,062

% of Net income	5.6%	1.6%	3.0%	1.9%
% of tax provision	-9.3%	-2.3%	-4.8%	-2.8%
% of Foreign exchange gain/loss	-62.3%	8.0%	7.1%	7.6%
% of GIC and VIE debt	0.0%	0.0%	0.0%	0.1%
% of equity	0.2%	0.2%	0.3%	0.3%
% to annual net income	1.2%	1.2%	0.7%	1.9%
% YTD to discrete quarter	5.6%		8.5%

Summary Conclusions for the Company:   This error is quantitatively immaterial and does not raise concern with respect to any qualitative considerations.  Certain individual line items on the balance sheet and the income statement relating to this error are not meaningful captions to analyze individually since they involve economic hedging and offset by other captions.  It does not affect any trends or turn net income into a net loss or vice versa.  As a component of non-operating income, it does not effect compensation, rating agency or constituents’ decision making process.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.

Based on this analysis and the measures relied upon by the constituents of the quarterly and annual 2006 filings, management concluded that this misstatement was not material and, as a result, management has concluded that it does not need to restate the 2006 quarterly and annual filings.  Management plans on recording a cumulative correcting entry in the third quarter of 2007.

Summary 2007 Quantitative Analysis for the Company(in ‘000s):

	Qtr	Qtr	YTD	Qtr	YTD	Est. unadj.
	3/31/2007	6/302007	6/302007	9/30/2007	9/30/2007	annual 2007

Net income	85,196	62,727	148,023	(99,411)	48,612	149,662
Tax Provision	28,259	12,795	41,054	(89,253)	(48,199)
Foreign Exchange g/l	17,504	13,149	30,653	13,304	43,957
GIC and VIE debt	18,814,436	19,384,688	19,384,688	20,530,996	20,530,996
Equity	2,753,483	2,686,027	2,686,027	2,312,460	2,312,460

Change (reduction) increase to P&L	1,033	754	1,787	(13,954)	(12,167)	(12,167)
Tax	(362)	(264)	(625)	4,884	4,258	4,258
Tax effected	671	490	1,161	(9,070)	(7,908)	(7,908)
Net income adjusted for error	85,867	63,217	149,184	(108,481)	40,704	40,704

% of Net income	0.8%	0.8%	0.8%	9.1%	-16.3%	-5.3%
% of tax provision	-1.3%	-2.1%	-1.5%	-5.5%	-8.8%
% of Foreign exchange gain/loss	5.9%	5.7%	5.8%	-104.9%	-27.7%
% of GIC and VIE debt	0.0%	0.0%	0.0%	-0.1%	-0.1%
% of equity	0.3%	0.3%	0.3%	0.0%	0.0%
% to annual net income	0.4%	0.3%	0.8%	-6.1%	-5.3%
% YTD to discrete quarter	0.8%	1.9%		8.0%

First Quarter 2007

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•      whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: With literal application of SFAS 52, this item is capable of precise measurement; however SFAS 52 allows flexibility in using averages or other methods of approximation.  The error represents less than 0.1% of total liabilities in all periods presented and there is no effect on total assets in any period.

•      whether the misstatement masks a change in earnings or other trends

Company response: The misstatement does not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.

The error is reported as a component of the fair value adjustments reconciling operating income to net income, which are not conducive to trending of net income.  Fair value adjustments are volatile and therefore trending and forecasting with any degree of accuracy is not possible.  In addition, the error affects only the line item foreign exchange gain/loss from financial products segment and no other expense or revenue line items.  The error occurred in the FP segment, which is an interest spread, or interest margin business.  Any trending analysis done for the FP segment and discussions in the management’s discussion and analysis (MD&A) in the SEC filings are done on a net interest margin basis (interest income less interest expense, excluding one sided accounting effects of not applying hedge accounting for economic interest rate hedges).

The calculations and disclosures related to net interest margin would not be effected by this correction.

•      whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.  Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income of the Company, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•      whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income or vice versa.

•      whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: This error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings, which is not impacted by this error.  The error only impacts the reconciliation of the segment profitability measure to net income and is not information on which users rely.

•      whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatement did not affect any regulatory compliance matters

•      whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatement did not affect compliance with loan covenants or other contractual requirements

•      whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatement did not increase management’s compensation.  All compensation for 2006 and accruals for 2007 were based on a measure of adjusted book value (“ABV”) and operating income for the full year, both of which are not affected by this error. Management considers ABV an operating measure of the Company’s intrinsic value.  ABV adds back certain GAAP liabilities and deducts certain GAAP assets and also captures the estimated value of future contractual cash flows related to transactions in force as of the balance sheet date because installment payment contracts, whether in the form of premiums or net interest margin on the FP business, are generally non-cancelable and represent a claim to future cash flows. ABV also eliminates the effects of mark to fair value adjustments on insured derivatives, interest rate derivatives that are used to hedge the interest rate risk but where hedge accounting is not met and the unrealized mark-to-fair value on its investment portfolio.  For a more detailed description of the adjustments made to book value to arrive at ABV please refer to the Company’s management’s discussion and analysis included in the Company’s quarterly and annual filings.

•      whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatement did not conceal unlawful transactions.

•      Items of focus or other factors not previously mentioned

•      The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.

•      Management’s compensation is not affected

•      The effect is less than 0.1% of total liabilities.

•      There is no effect on total assets

•      There is no effect on cash flows for all periods.

•      The effect on total equity is 0.3%

•      Internal control considerations:

This error was identified during the transition of FSA Global to the FP Accounting group.  The goal of the transition was to improve the control environment around the preparation of FSA Global’s financial statements by ensuring that the most qualified staff is handling the area.  The FSA Global financial close and related balance sheet reconciliations are now performed monthly by staff more experienced in accounting for this type of business and will be in place for the last two quarters of the year.

Summary Conclusions for the Company – First Quarter 2007:

The impact to net income for the first quarter was 0.8% of reported net income and 0.4% to estimated annual 2007 net income.  It does not affect any trends or turn a gain into a loss or a loss to a gain.  As a component of non-operating income it does not effect compensation.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.  Based on the measures relied upon by the constituents of the first quarter 2007 filing management concluded that this misstatement would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company.

Based on this analysis management concluded that this misstatement was not material and, as a result, management has concluded that it does not need to restate the first quarter 2007 filing.  Management plans on recording a cumulative correcting entry in the third quarter of 2007.

A material weakness is a deficiency (or a combination of deficiencies) that results in a reasonable possible likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.   Since management has concluded that the error was not material and believes that controls were in place during the first quarter of 2007 that would detect or prevent a material misstatement in the Company’s consolidated financial statements, management has concluded that that there was not a material weakness in controls and as a result there is no impact on this quarter’s 302 certification.

Second Quarter 2007

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•      whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: With literal application of SFAS 52, this item is capable of precise measurement, however SFAS 52 allows flexibility in using averages or other methods of approximation.  The error represents less than 0.1% of total liabilities in all periods presented and there is no effect on total assets in any period.

•      whether the misstatement masks a change in earnings or other trends

Company response: The misstatement does not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.

The error is reported as a component of the fair value adjustments reconciling operating income to net income, which are not conducive to trending of net income.  Fair value adjustments are volatile and therefore trending and forecasting with any degree of accuracy is not possible.  In addition, the error affects only the line item foreign exchange gain/loss from financial products segment and no other expense or revenue line items.  The error occurred in the FP segment, which is an interest spread, or interest margin business.  Any trending analysis done for the FP segment and discussions in the management’s discussion and analysis (MD&A) in the SEC filings are done on a net interest margin basis (interest income less interest expense, excluding one sided accounting effects of not having hedge accounting for economic interest rate hedges).  The calculations and disclosures related to net interest margin would not be effected by this correction.

•      whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.  Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income of the Company, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•      whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income or vice versa.

•      whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: This error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings, which is not impacted by this error.  The error only impacts the reconciliation of the segment profitability measure to net income and is not information on which users rely.

•      whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatement did not affect any regulatory compliance matters

•      whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatement did not affect compliance with loan covenants or other contractual requirements

•      whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatement did not increase management’s compensation.  All compensation for 2006 and accruals for 2007 were based on a measure of adjusted book value (“ABV”) and operating income for the full year, both of which are not affected by this error. Management considers ABV an operating measure of the Company’s intrinsic value.  ABV adds back certain GAAP liabilities and deducts certain GAAP assets and also captures the estimated value of future contractual cash flows related to transactions in force as of the balance sheet date because installment payment contracts, whether in the form of premiums or net interest margin on the FP business, are generally non-cancelable and represent a claim to future cash flows. ABV also eliminates the effects of mark to fair value adjustments on insured derivatives, interest rate derivatives that are used to hedge the interest rate risk but where hedge accounting is not met and the unrealized mark to fair value of its investment portfolio.  For a more detailed description of the adjustments made to book value to arrive at ABV please refer to the Company’s management’s discussion and analysis included in the Company’s quarterly and annual filings.

•      whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatement did not conceal unlawful transactions.

•      Items of focus or other factors not previously mentioned

•      The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.

•      Management’s compensation is not affected

•      The effect is less than 0.1% of total liabilities.

•      There is no effect on total assets

•      There is no effect on cash flows for all periods.

•      The effect on total equity is 0.3%

•      Internal control considerations:

This error was identified during the transition of FSA Global to the FP Accounting group.  The goal of the transition was to improve the control environment around the preparation of FSA Global’s financial statements by ensuring that the most qualified staff is handling the area.  The FSA Global financial close and related balance sheet reconciliations are now performed monthly by staff more experienced in accounting for this type of business and will be in place for the last two quarters of the year.

Summary Conclusions for the Company – Second Quarter 2007:

The impact to net income for the second quarter was 0.8% of reported net income and 0.3% to estimated annual 2007 net income.  The impact of the year to date correction to the quarter and estimated annual 2007 net income was 1.9% and 0.7%, respectively.  It does not affect any trends or turn a gain into a loss or a loss to a gain.  As a component of non-operating income it does not effect compensation.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.  Based on the measures relied upon by the constituents of the second quarter 2007 filing management concluded that this misstatement would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company.

Based on this analysis management concluded that this misstatement was not material and, as a result, management has concluded that it does not need to restate the second quarter 2007 filing.  Management plans on recording a cumulative correcting entry in the third quarter of 2007.

A material weakness is a deficiency (or a combination of deficiencies) that results in a reasonable possible likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.   Since management has concluded that the error was not material and believes that controls were in place during the second quarter of 2007 that would detect or prevent a material misstatement in the Company’s consolidated financial statements, management has concluded that that there was not a material weakness in controls and as a result there is no impact on this quarter’s 302 certification.

Third Quarter 2007

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•      whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: With literal application of SFAS 52, this item is capable of precise measurement, however SFAS 52 allows flexibility in using averages or other methods of approximation.

•      whether the misstatement masks a change in earnings or other trends

Company response: The misstatement does not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.

The error is reported as a component of the fair value adjustments reconciling operating income to net income, which are not conducive to trending of net income.  Fair value adjustments are volatile and therefore trending and forecasting with any degree of accuracy is not possible.  In addition, the error affects only the line item foreign exchange gain/loss from financial products segment and no other expense or revenue line items.  The error occurred in the FP segment, which is an interest spread, or interest margin business.  Any trending analysis done for the FP segment and discussions in the management’s discussion and analysis (MD&A) in the SEC filings are done on a net interest margin basis (interest income less interest expense, excluding one sided accounting effects of not having hedge accounting for economic interest rate hedges).  The calculations and disclosures related to net interest margin would not be effected by this correction.

•      whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.  Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures.

Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income of the Company, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•      whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income or vice versa.

•      whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: This error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings, which is not impacted by this error.  The error only impacts the reconciliation of the segment profitability measure to net income and is not information on which users rely.

•      whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatement did not affect any regulatory compliance matters

•      whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatement did not affect compliance with loan covenants or other contractual requirements

•      whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatement did not increase management’s compensation.  All compensation for 2006 and accruals for 2007 were based on a measure of adjusted book value (“ABV”) and operating income for the full year, both of which are not affected by this error. Management considers ABV an operating measure of the Company’s intrinsic value.  ABV adds back certain GAAP liabilities and deducts certain GAAP assets and also captures the estimated value of future contractual cash flows related to transactions in force as of the balance sheet date because installment payment contracts, whether in the form of premiums or net interest margin on the FP business, are generally non-cancelable and represent a claim to future cash flows. ABV also eliminates the effects of mark to fair value adjustments on insured derivatives, interest rate derivatives that are used to hedge the interest rate risk but where hedge accounting is not met and the unrealized mark to fair value on its investment portfolio.  For a more detailed description of the adjustments made to book value to arrive at ABV please refer to the Company’s management’s discussion and analysis included in the Company’s quarterly and annual filings.

•      whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatement did not conceal unlawful transactions.

•      Items of focus or other factors not previously mentioned

•      The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.

•      Management’s compensation is not affected

•      There is no effect on total assets

•      There is no effect on cash flows for all periods.

•      Internal control considerations:

This error was identified during the transition of FSA Global to the FP Accounting group.  The goal of the transition was to improve the control environment around the preparation of FSA Global’s financial statements by ensuring that the most qualified staff is handling the area.  The FSA Global financial close and related balance sheet reconciliations are now performed monthly by staff more experienced in accounting for this type of business and will be in place for the last two quarters of the year.

Summary Conclusions for the Company – Third Quarter 2007:

The impact of the correction to net income for the third quarter was 9.1% of reported net loss and 5.3% of estimated annual 2007 net income.  Certain individual line items on the balance sheet and the income statement relating to this error are not meaningful captions to analyze individually since they involve economic hedging and offset by other captions.  It does not affect any trends or turn a gain into a loss or a loss to a gain.  As a component of non-operating income it does not effect compensation.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.  Based on the measures relied upon by the constituents of the third quarter 2007 filing management concluded that this misstatement would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company.

Based on this analysis management concluded that the correction of the misstatement is not material and, as a result, management concluded that it did not need to restate and plans on recording a cumulative correcting entry in the third quarter of 2007.

A material weakness is a deficiency (or a combination of deficiencies) that results in a reasonable possible likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.   Since management has concluded that the error was not material and believes that controls were in place during the third quarter of 2007 that would detect or prevent a material misstatement in the Company’s consolidated financial statements, management has concluded that that there was not a material weakness in controls and as a result there is no impact on this quarter’s 302 certification.

Proposed September 30, 2007 disclosure under APB 28:

Refer to the Aggregate Analysis of 2007 SAB 99 Analysis for the proposed disclosure.

FSA Inc Analysis:

Summary Quantitative analysis for FSA (in ‘000s):

Because FSA does not own any of FSA Global, 100% of its net value and earnings are recorded in minority interest.  As a result, there is no net effect on net income or shareholder’s equity.  Therefore, at the FSA level, this error results only in a change in foreign exchange gain/loss with an equal and offsetting change in minority interest on the income statement and FP segment debt and minority interest on the balance sheet with no effect on total assets, total liabilities or equity.

	YTD	YTD	Qtr	YTD	YTD
	9/30/2006	12/31/2006	3/31/2007	6/30/2007	9/30/2007

FP segment debt	2,852,750	3,067,745	3,106,466	2,840,762	2,677,532
Other libailities & minority interest	85,260	439,030	374,454	344,603	694,626

% of GIC and VIE debt	0.3%	0.4%	0.4%	0.5%	-0.5%
% of Minority interest	9.3%	2.8%	3.5%	4.0%	-2.0%

Summary Conclusions for FSA:  Individual line items on the balance sheet and the income statement relating to this error are not meaningful captions to analyze individually or together since they involve one-sided accounting and the net amounts are offset by minority interest as FSA does not own any of FSA Global’s equity.  Since there is no effect on net income or shareholder’s equity, and no impact on total liabilities for all periods presented, management considered this error and determined that for FSA no further analysis is necessary under SAB 99 and no restatement of the 2006 quarterly or annual financial statements or the first and second quarters 2007 financial statements are required. The adjustment will be recorded in the third quarter 2007.

Memorandum

To:	Files

Cc:	Joe Simon

From:	Laura Bieling

Date:	October 30, 2007

Re:	Aggregate Analysis of 2007 SAB 99 Analyses

This SAB 99 analyzes the aggregation of four SAB 99/108 analyses.  The first SAB 99 analysis was documented to address an item identified while reviewing the Company’s year end 2006 consolidation.  It was determined that the principal value of inter-company guaranteed investment contracts (GICs) were eliminated; however, the GIC fair value mark to market recorded for internal management reporting purposes was not eliminated, resulting in a misstatement, throughout 2006, of Net interest expense from financial products segment on the Company’s Consolidated Statements of Operations and Comprehensive Income and GIC and variable interest entities’ (VIE) debt on the Company’s Consolidated Balance Sheets.  This error does not change the economic substance of the operations of the Company and only affects 2006 as this internal hedge accounting process did not begin until January 1, 2006.  The adjustment to correct the error was recorded in the first quarter of 2007.  The second SAB 99 analysis was documented to address an item identified during the second quarter 2007 close and relates to the lack of amortization of the fair value adjustment recorded in the second quarter of 2006 when the Company acquired additional interest in FSA Global.  This error does not change the economic substance of the operations of the company and only affects financial statements starting with the second quarter of 2006.  The correction of this error was made in the second quarter of 2007.  The last two SABs related to errors identified during the preparation of the third quarter financial statements.  They both relate to FSA Global.  FSA Global is a special purpose funding vehicle partially owned by a subsidiary of Holdings.  FSA Global issues FSA-insured medium term notes and generally invests the proceeds from the sale of its notes in FSA-insured GICs or other FSA-insured obligations with a view to realizing the yield difference between the notes issued and the obligations purchased with the note proceeds.  FSA consolidates FSA Global in accordance with Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46-R”) as FSA Global was established in part to allow FSA to insure FSA Global’s debt offerings.  As FSA is the primary beneficiary of the risks, FSA in turn consolidates FSA Global under FIN 46-R but has a 100% Minority Interest to reflect the lack of ownership of the common shares of FSA Global.  FSA Global is included in the Company’s Financial Products (FP) segment

Errors Identified During the Third Quarter 2007 Close:

To improve the controls over the accounting for FSA Global, during the second quarter of 2007 Company transitioned the accounting function for FSA Global to the FP Accounting department as it was determined that they possessed greater expertise in accounting for that business.  Since it was a transition period, FP Accounting performed a complete review of the financial statement accounting and financial statement preparation process.  During this process it was determined that a change was incorrectly made in the third quarter of 2006 to the calculation of the foreign currency transaction gains/losses on some non-USD denominated debt.  By way of background, FSA Global perfectly matches it foreign currency and interest rate risk by utilizing hybrid cross currency and interest rate swaps.  Prior to the third quarter of 2006 the Company calculated the foreign currency gain/loss component on its foreign debt by taking the notional amount of the debt and multiplying it by the spot rate.  During the third quarter 2006 close it was noted that this process was not the best method to use due to paydowns in principal so a new method was developed which used the cross currency swap value.  The change in value of the swap was broken down between the change due to interest rate movements and the change due to foreign currency movements.  Since the swap perfectly hedges the foreign currency changes in the debt, the amount recorded for foreign exchange gain or loss on the debt was the exact opposite of the calculated foreign currency component of the swap as described above (i.e. the sign was reversed and booked to debt as the foreign currency gain or loss on the debt for the period).  It has since been determined that the method to segregate the foreign currency portion of the swap included the foreign currency gain/loss on the mark to fair value of the interest rate component as well as the notional amount.  Since we do not have hedge accounting, the foreign currency movements of the mark to fair value of the interest rate component should not have been recorded on the debt.  This error affected the Financial Products Segment Debt line item on the balance sheet and Foreign Exchange gain/loss from Financial Products Segment, which is in the expense section of the income statement.  Other questions also arose relating to the nature of certain Global transactions and the valuations derived by the front office system so to ensure the accounting department understood all aspects of FSA Global’s transactions the accounting department met with front office personnel that are involved with FSA Global.  During this meeting each transaction on FSA Global’s financial statements was discussed by reviewing a package of information on assets, debt and swaps entered into by FSA Global.

As a result of our detailed review we have concluded that the accounting department misunderstood the terms and subsequent valuations of three types of swaps.  They are as follows:  (1) SWAP-99-0003F (the “Goldman swap”), (2) the swaps related to FSA Global’s EPUA book and (3) SWAP-CPT_9.2545 (the “Cypress swap”) and SWAP_NJSDEV_7.425_021529 (the “NJ Development swap”).  All swaps are being used to economically hedge interest rate or foreign currency risk on either an asset or a liability in FSA Global’s portfolio.  The valuation of the Goldman swap, which has an embedded call option, has been misunderstood from inception of the contract.  The Principia system (PAS) modeled cash flows extend thru to maturity (PAS is not able to model FX swaps with cancelable options). The PAS calculated market value (ignoring accreted interest) has been close to the Goldman confirm market value.  The error occurred when the Goldman swap mark was deemed a replacement of the principia market value thereby double counting accreted interest.  The EPUA swaps had a similar error in that the accrued interest was double counted.  The Cypress swap and NJ Development swaps had large upfront premiums such that the contract was considered an accreting instrument rather than a derivative under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Upon further review, we believe these swaps should be fair valued and the value recorded on these swaps (i.e. the accretion) should have been the fair value calculated by PAS.

Refer to the separate SAB 99 analyses for additional details of the errors and the individual assessments.

From an economic perspective, the errors involve transactions where FSA Global is economically hedged (we do not apply hedge accounting to these hedging relationships, although they are highly effective economic hedges).  Based on our definition of operating income, only the economic ineffectiveness would be considered operating income.  As the economic substance and efficiency of these hedging relationships is unchanged by accounting rules, there is no impact on operating earnings in any period affected.

The Company defines operating earnings as net income excluding fair-value adjustments for:

1.                           economic hedges, hedges that are economically effective but do not meet the criteria necessary to receive hedge accounting treatment under SFAS 133, with any residual hedge ineffectiveness remaining in operating earnings; and

2.                           investment-grade insured derivatives, which are certain contracts for which fair-value adjustments are recorded through the income statement because they qualify as derivatives under SFAS 133 or Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155). These contracts include FSA-insured CDS, insured swaps in certain public finance obligations and insured net interest margin (NIM) securitizations.

To reflect accurately how the Company’s management evaluates the Company’s operations and progress toward long-term goals, the Company discloses and discusses operating earnings in its press release as well as in its Management’s Discussion and Analysis in its Form 10Q and 10K filings with the SEC.

Net income includes the mark to market on derivatives in economically effective hedging relationships, which do not meet the hedge accounting requirements, as well as the mark to market of certain insured derivatives (insured derivatives are insured transactions similar in substance to all our other insured transactions, but which meet the criteria for fair value accounting under SFAS 133).  As such, our net income may fluctuate significantly in any given period, while operating earnings are relatively stable and reflect the business economics.

This aggregate SAB 99 analysis addresses the 2004 - 2006 financial statements of the Company included in the Company’s 2006 Form 10K and the Form 10Qs for the first, second and third quarters of 2007.   The analysis also addresses the financial statements of FSA as those financials are attached as an exhibit to the Form 10K and Form 10Qs of the Company.

In determining whether the Company needs to restate Staff Accounting Bulletin (“SAB”) 108 and SAB 99 were reviewed.  SAB 108 focuses on analyzing the impact of errors on the income statement and discusses the method of aggregating the error, on a period by period basis as well as a cumulative to date basis.  SAB 99 requires companies to look at both quantitative and qualitative matters in determining whether amounts are material to the financial statements.  SAB 99 makes it clear that relatively small amounts can have a material impact on financial statements when combined with qualitative factors.  SAB 99 mentions several qualitative factors that the Company should consider.

Summary Annual 2004 - 2006 Quantitative Analysis (in ‘000s):

Rollover

	2004	2005	2006
% OF
Net income	1.7%	1.0%	3.0%

Net realized and unrealized gains (losses) on derivative instruments	4.0%	-1.8%	19.2%

Foreign exchange (gains) losses from FP segment	N/A	N/A	-7.6%

Net interest expense from FP segment	-1.2%	0.4%	0.0%

Tax provision	-3.2%	-1.4%	-4.5%

Other assets	-3.4%	-3.4%	-6.3%

GIC and VIE debt	0.4%	0.3%	0.4%

Deferred federal taxes	1.4%	2.3%	4.0%

FP Bonds	-0.1%	0.0%	-0.1%

Equity	0.2%	0.3%	0.1%

Iron Curtain:

	2004	2005	2006
% OF
Net income	1.7%	3.0%	5.3%

Net realized and unrealized gains (losses) on derivative instruments	4.0%	-9.4%	29.2%

Foreign exchange (gains) losses from FP segment	N/A	N/A	-7.6%

Net interest expense from FP segment	-1.2%	-0.2%	-0.1%

Tax provision	-3.2%	-4.1%	-8.0%

Other assets	-3.4%	-3.4%	-6.3%

GIC and VIE debt	0.4%	0.3%	0.4%

Deferred federal taxes	1.4%	2.3%	4.0%

FP Bonds	-0.1%	0.0%	-0.1%

Equity	0.2%	0.3%	0.8%

Summary Conclusions for the Company:   The aggregate of the errors is quantitatively immaterial and does not raise concern with respect to any qualitative considerations.  It does not affect any trends or turn net income into a net loss or vice versa.  In addition, individual line items on the balance sheet and the income statement relating to this error are not meaningful captions to analyze individually or together since they involve one-sided accounting. As a component of non-operating income, it does not effect compensation, rating agency or constituents’ decision making process.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.

Based on this analysis management concluded that this misstatement was not material and, as a result, management has concluded that it does not need to restate the 2004 - 2006 annual financial statements.  Management plans on recording a cumulative correcting entry in the third quarter of 2007.

Summary 2007 Quantitative Analysis (in ‘000s):

Rollover

					Est
	1Q 2007	2Q 2007	3Q 2007	YTD 2007	2007
Net income	-4.6%	9.3%	24.4%	-46.1%	-15.0%

Net realized and unrealized gains (losses) on derivative instruments	22.0%	5.0%	14.6%	14.6%

Foreign exchange (gains) losses from FP segment	-5.9%	-5.7%	104.9%	104.9%

Net interest expense from FP segment	-3.8%	4.8%	-0.7%	-0.7%

Tax provision	7.5%	-24.6%	-14.6%	-14.6%

Other assets	-7.1%	-8.3%

GIC and VIE debt	0.5%	0.4%

Deferred federal taxes	3.3%	5.8%

FP Bonds	-0.1%	-0.1%

Equity	-0.1%	0.2%

Iron Curtain:

	1Q 2007	2Q 2007
Net income	21.6%	38.6%

2007 Analysis

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response:  For all errors except the foreign currency transaction gain/loss calculation, the errors relates to a mark to market which is not a precise measurement.  For foreign currency accounting with literal application of SFAS 52, this item is capable of precise measurement; however SFAS 52 allows flexibility in using averages or other methods of approximation.

•                  whether the misstatement masks a change in earnings or other trends

Company response: The misstatement does not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.

The aggregate error is reported as a component of the fair value adjustments reconciling operating income to net income, which are not conducive to trending of net income.  Fair value adjustments are volatile and therefore trending and forecasting with any degree of accuracy is not possible.  In addition, the aggregate error affects line items which are not line items that are meaningful to trend due to the effects of one-sided accounting resulting from recording the mark to market on derivatives through the income statement and not the risk that is being hedged. Any trending analysis done for the FP segment and the FP segment NIM discussed in the management’s discussion and analysis (MD&A) in the SEC filings are done on a net interest margin basis (interest income less interest expense, excluding one sided accounting effects of not having hedge accounting for economic interest rate hedges) are not effected by this error since the error is not a component of operating earnings.  The calculations and disclosures related to net interest margin would not be affected by this correction.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.  Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although the aggregate error affects net income of the Company, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility and one-sided effect of not applying hedge accounting is well understood by these bodies.

•                  whether the misstatement changes a loss into income or vice versa

Company response: The aggregate error (or any individual error) did not change a net loss to net income or vice versa.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: The entire aggregate error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings, which is not impacted by this error.  The error only impacts the reconciliation of the segment profitability measure to net income and is not material to the reconciliation or information on which users rely.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatement did not affect any regulatory compliance matters

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatement did not affect compliance with loan covenants or other contractual requirements

•                  whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatement did not increase management’s compensation.  All compensation for 2004-2006 and accruals for 2007 were based on a measure of adjusted book value (“ABV”) and operating income for the full year, both of which are not affected by the aggregate error. Management considers ABV an operating measure of the Company’s intrinsic value.  ABV adds back certain GAAP liabilities and deducts certain GAAP assets and also captures the estimated value of future contractual cash flows related to transactions in force as of the balance sheet date because installment payment contracts, whether in the form of premiums or net interest margin on the FP business, are generally non-cancelable and represent a claim to future cash flows. ABV also eliminates the effects of mark to fair value adjustments on insured derivatives, interest rate derivatives that are used to hedge the interest rate risk but where hedge accounting is not met and the unrealized mark to fair value on its investment portfolio.  For a more detailed description of the adjustments made to book value to arrive at ABV please refer to the Company’s management’s discussion and analysis included in the Company’s quarterly and annual filings.

•                  whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatement did not conceal unlawful transactions.

•                  Items of focus or other factors not previously mentioned

•                  The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.  Both operating income and ABV are disclosed in the Company’s press release and Form 10Q and 10K filings with the SEC.

•                  Management’s compensation is not affected

•                  With the correction made there is no effect on total assets or liabilities or equity

•                  There is no effect on cash flows for all periods.

•                  Individual line items effected are not by themselves conducive to trend analysis due to one-sided accounting (i.e. marking to market the derivative that is economically hedging the interest rate risk of an asset or liability)

•                  The % to net income for the third quarter of 2007 and the estimated annual 2007 net income is larger than what would normally be due to the unusual market conditions that cause significant movement in spreads that the Company utilizes in marking its insured derivatives to market.  It is important to note that the significant loss of $294 mil pre-tax for the quarter ended 9/30/07 and the YTD pre-tax mark of $352 mil do not represent an economic loss, only pricing.  These derivatives are not traded and management believes that the fair value adjustment will sum to zero over the finite terms of the contracts.  Over the last our years (2003 – 2006) the Company’s mark to market on its insured derivatives was an average of approximately $22 million after-tax gain.  If that had recurred in 2007 the correction of the errors would have been 5.6% of estimated annual 2007 net income.

•                  The Company discloses in it SEC filings that the assets of FSA Global are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

•                  Internal control considerations:

The third quarter errors were identified during the transition of the accounting function for FSA Global to the FP Accounting group.  The goal of the transition was to improve the control environment around the preparation of FSA Global’s financial statements by ensuring that the most qualified staff is handling the area.  The FSA Global financial close and related balance sheet reconciliations are now performed monthly by staff more experienced in accounting for this type of business and these controls will be in place for two quarters of the year.  Accounting also has a more complete understanding of FSA Global’s transactions as a result of the review process undertaken in the third quarter of 2007.

Summary Conclusions for the Company – 2007:

The impact of the errors to net income for the first and second quarters of 2007 was -4.6% and 9.3%, respectively.  The affect of correcting the errors on the third quarter was 24.4%.    The effect on estimated annual net income for 2007 is 15%.  The % are pushed higher, as mentioned above, due to the three and nine month ended pre-tax mark to market of the Company’s insured derivatives of $294 million and $352 million which for the reasons discussed above is a non-operating item.

The misstatement does not affect any trends or turn a net income into a not less or vice versa.  As a component of non-operating income it does not effect compensation.  It does not mask any illegal activities or affect any loan covenants or regulatory compliance matters.  Based on the measures relied upon by the constituents of the third quarter 2007 filing management concluded that the correction of the misstatement would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company.

Based on this analysis management concluded that the correction of the misstatement is not material and, as a result, management plans on recording a cumulative correcting entry in the third quarter of 2007.

Proposed September 30, 2007 disclosure under APB 28:

In the third quarter management identified an error relating to the calculation of foreign currency transaction gains (losses) and the valuation of derivatives relating to FSA Global Funding Limited (“FSA Global”).  The derivatives are used to economically hedge interest rate and foreign currency risk on debt and investments in FSA Global’s portfolio.  The company does not apply hedge accounting to the risks these swaps are hedging; however, the hedges are economically effective and therefore the misstatement had no economic effect on the Company’s financial position or FSA’s claims paying ability, which is a metric used by the rating agencies.  The misstatement does not affect any trends in the Company’s financial statements, management’s compensation, or cash flows and did not affect any loan covenants or regulatory matters.  Management has evaluated the effect of the misstatement and concluded that the affect on a quantitative and qualitative basis is not material to the current or prior periods.  As a result, in the third quarter of 2007, management recorded a $24.3 million after tax charge to correct the errors, affecting the income statement line items net interest income from FP segment ($1.1 million gain), net interest expense from FP segment ($4.8 million expense), foreign currency gain (loss) from FP segment ($14.0 million gain), net realized and unrealized gain (loss) on derivatives ($47.7 million loss) and taxes ($13.1 million benefit).

FSA Inc.

Rollover % of	2004	2005	2006	2007

Net realized and unrealized gains (losses) on derivative instruments	4.3%	-2.4%	23.9%	11.1%

Foreign exchange (gains) losses from FP segment	N/A	N/A	-9.1%	37.2%

Net interest expense from FP segment	-2.5%	1.6%	-4.4%	6.3%

Tax provision	-2.8%	-1.2%	-3.5%	-30.1%

Other assets	-4.0%	-4.8%	-6.8%	N/A

GIC and VIE debt	1.5%	1.7%	2.8%	N/A

Deferred federal taxes	1.4%	2.2%	3.3%	N/A

FP Bonds	-0.5%	-0.5%	-1.1%	N/A

Net income	0%	0%	0%	0%

Minority interest (I/S)	5.4%	25.0%	-17.1%	34.3%

Accrued expense, other liabilities and minority interest	2.2%	1.6%	4.1%

Iron Curtain % of	2004	2005	2006

Net realized and unrealized gains (losses) on derivative instruments	4.3%	-13.0%	36.3%

Foreign exchange (gains) losses from FP segment	N/A	N/A	-9.1%

Net interest expense from FP segment	-2.5%	-0.9%	-5.1%

Tax provision	-2.8%	-3.7%	-7.7%

Other assets	-4.0%	-4.8%	-6.8%

GIC and VIE debt	1.5%	1.7%	2.8%

Deferred federal taxes	1.4%	2.2%	3.3%

FP Bonds	-0.5%	-0.5%	-1.1%

Net income	0%	0%	0%

Minority interest (I/S)	5.4%	75.3%	-37.2%

Accrued expense, other liabilities and minority interest	2.2%	1.6%	4.1%

Because FSA does not own any of FSA Global, 100% of its net value and earnings are recorded in minority interest.  As a result, there is no net effect of any of the errors on net income or shareholder’s equity.  Therefore, at the FSA level, these errors results only in a change in minority interest, foreign exchange gain/loss, net interest expense from FP segment and net realized and unrealized g/l on derivatives on the income statement and FP segment debt, other assets and minority interest on the balance sheet with no net effect on net income or equity.

Summary Conclusions for FSA:  Individual line items on the balance sheet and the income statement relating to this error are not meaningful captions to analyze individually or together since they involve one-sided accounting and the net amounts are offset by minority interest as FSA does not own any of FSA Global’s equity.  Since there is no impact on FSA’s AAA rating, claims paying ability, no net effect on net income or shareholder’s equity for all periods presented, individual line items are not conducive to trending and there is no economic impact to FSA relating to the errors management determined that for FSA no further analysis is necessary under SAB 99 and no restatement of the 2004 - 2006 annual or 2007 1Q or 2Q 2007 financial statements is required. The errors will be corrected in 3Q 2007.

Memorandum

To:	Files

Cc:	Joe Simon

From:	Laura Bieling

Date:	3/28/2007

Re:	SAB 99 Analysis – Intercompany Eliminations

Background: Financial Security Assurance Holdings Ltd. (“Holdings”), through its insurance company subsidiaries, is primarily engaged in the business of providing financial guaranty insurance on public finance and asset-backed obligations in domestic and international markets.  The financial strength of the Company’s insurance company subsidiaries are rated “Triple-A” by the major securities rating agencies and the obligations insured by them are generally awarded “Triple-A” ratings by reason of such insurance.  The Company’s principal insurance company subsidiary is Financial Security Assurance Inc. (“FSA”), a wholly owned New York insurance company. In addition, the Company offers FSA-insured guaranteed investment contracts and other investment agreements (“GICs”) through other consolidated entities (“GIC Affiliates”).  References to the “Company” are to Holdings together with its subsidiaries.

FSA and ultimately the Company consolidates the results of certain variable interest entities, including FSA Global Funding Limited (“FSA Global”). FSA Global is a special purpose funding vehicle partially owned by a subsidiary of Holdings.  FSA Global issues FSA-insured medium term notes and generally invests the proceeds from the sale of its notes in FSA-insured GICs or other FSA-insured obligations with a view to realizing the yield difference between the notes issued and the obligations purchased with the note proceeds.  FSA consolidates FSA Global in accordance with Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46-R”) as FSA Global was established in part to allow FSA to insure FSA Global’s debt offerings.  As FSA is the primary beneficiary of the risks, FSA in turn consolidates FSA Global under FIN 46-R but has a 100% Minority Interest to reflect the lack of ownership of the common shares of FSA Global.

Since the majority of the Company’s operations are conducted through FSA, the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.

FSA Global invests funds in GICs issued by GIC Affiliates.   The balance of GICs held in FSA Global’s investment portfolio at December 31, 2006 was approximately $962 million.  These GICs comprise both floating rate and fixed rate GICs.  The GIC Affiliates are part of the Company’s financial products group (“FP”).  FP provides GICs to municipalities and other market participants. FSA insures all GICs issued by the GIC Affiliates. The payment obligations relating to the GICs generally are or are converted by into U.S. dollar LIBOR-based floating rate obligations using interest rate swaps and futures.  FP hedges the interest rate risk on the fixed rate intercompany GICs and on a separate company management reporting basis achieves hedge accounting.  There are 2 fixed rate intercompany GICs (approximately $181 million) with the remaining intercompany GICs being floating rate.

Issue:

In reviewing the Company’s consolidation, it was determined that the principal value of the intercompany GICs were eliminated; however, the GIC fair value mark to market recorded for internal management reporting purposes was not eliminated, resulting in a misstatement, throughout 2006, of Net interest expense from financial products segment on the Company’s Consolidated Statements of Operations and Comprehensive Income and Guaranteed investment contracts and variable interest entities’ debt on the Company’s Consolidated Balance Sheets.  This error does not change the economic substance of the operations of the Company and only affects 2006 as this internal hedge accounting process did not begin until January 1, 2006.

Since this misstatement was in the FP group, which is consolidated at the Holdings level and not part of the FSA consolidated group of companies, the misstatement resulting from not eliminating the GICs fair value adjustment did not have a net affect on FSA’s consolidated financial statements.  However, during this process it was noted that the two fixed rate GICs carried by FSA Global at amortized cost should have been carried at fair value with changes in fair value recorded in other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115.  This caused an overstatement in Guaranteed investment contracts and minority interest on FSA’s consolidated balance sheet.

This SAB 99 analysis addresses the financial statements of the Company included in the Company’s 2006 Form 10K and the Form 10Qs.   The analysis also addresses the financial statements of FSA as the FSA financials are attached as an exhibit to the Form 10K and Form 10Qs of the Company.

Summary 2006 Quantitative analysis for the Company (in ‘000s):

	1Q	2Q	2Q YTD	3Q	3Q YTD	4Q	4Q YTD

Net income	130,205	109,720	239,925	91,479	331,404	92,750	424,154
Operating income	87,600	91,700	179,300	97,600	276,900	86,100	363,000
Tax provision	53,784	36,286	90,070	29,814	119,884	30,796	150,680
Net interest expense from FP segment	155,660	180,983	336,643	203,811	540,454	228,129	768,583
GIC and VIE Debt	14,534,176		15,815,644		17,309,423		18,349,665
Equity	2,856,995		2,889,984		3,058,987		2,722,312

Change (reduction) increase to P&L	(13,334)	(9,034)	(22,368)	15,802	(6,566)	(75)	(6,641)
Tax	(4,667)	(3,162)	(7,829)	5,531	(2,298)	(26)	(2,324)
Tax effected	(8,667)	(5,872)	(14,539)	10,271	(4,268)	(49)	(4,317)
Net income adjusted for error	121,538	103,848	225,386	101,750	327,136	92,701	419,837

% of Net income	-6.7%	-5.4%	-6.1%	11.2%	-1.3%	-0.1%	-1.0%
% Operatin income	Not applicable as the error is not part of the Company's operating earnings
% of Tax provision	-8.7%	-8.7%	-8.7%	18.6%	-1.9%	-0.1%	-1.5%
% of Net Interest expense	-8.6%	-5.0%	-6.6%	7.8%	-1.2%	0.0%	-0.9%
% of GIC and VIE debt	-0.1%		-0.1%		0.0%		0.0%
% of Equity	-0.3%		-0.5%		-0.1%		-0.2%
% to annual net income	-2.0%	-1.4%	-3.4%	2.4%	-1.0%	0.0%	-1.0%
% ytd to discrete quarter			-13.3%		-4.7%		-4.7%

Summary 2006 Quantitative analysis for FSA (in ‘000s)(1):

	1Q	2Q	3Q	4Q

Guaranteed investment contracts	977,424	944,214	945,294	962,815
Total assets	9,408,382	9,647,784	9,832,980	10,179,224
Minority interest	201,674	168,552	211,625	205,822
Total liabilities	6,467,621	6,681,238	6,750,438	7,116,616

Mark to market on GICs	(13,334)	(22,368)	(6,566)	(6,641)

% of GIC asset	-1.4%	-2.4%	-0.7%	-0.7%
% of total assets	-0.1%	-0.2%	-0.1%	-0.1%
% of minority interest	-6.6%	-13.3%	-3.1%	-3.2%
% of total liabilities	-0.2%	-0.3%	-0.1%	-0.1%

(1)	Since FSA does not own any of FSA Global, 100% of its net value and earnings are recorded in minority interest; therefore, there is no effect on net income or shareholder’s equity.

Summary Conclusions for FSA:  Since there is no affect on net income or shareholder’s equity and a less than 0.3% impact on total assets and total liabilities for all periods presented, management determined that for FSA no further analysis is necessary under SAB 99 and no restatement of the 2006 quarterly or annual financial statements is required.

First Quarter 2006

Summary Conclusions for the Company for the First Quarter of 2006:

In determining whether the Company needs to restate its first quarter of 2006 (see page 2 for financial statements effects) both Staff Accounting Bulletin (“SAB”) 108 and SAB 99 were reviewed.  SAB 108 focuses on analyzing the impact of errors on the income statement and discusses the method of aggregating the error, on a period by period basis as well as a cumulative to date basis.  SAB 99 requires companies to look at both quantitative and qualitative matters in determining whether amounts are material to the financial statements.  SAB 99 makes it clear that relatively small amounts can have a material impact on financial statements when combined with qualitative factors.  SAB 99 mentions several qualitative factors that the Company should consider.

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•      whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: The error relates to a mark to market which is not a precise measurement.  The carrying value was correctly calculated in accordance with the Company’s fair value estimation process but was not properly eliminated in consolidation.  The error represents less than 0.1% of total liabilities and there is no effect on total assets.

•      whether the misstatement masks a change in earnings or other trends

Company response: The misstatement did not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.  The Company defines operating earnings as net income before the effects of fair-value adjustments for two items:

1.             Economic interest rate hedges, defined as interest rate derivatives that are intended to hedge fixed rate assets and liabilities but do not meet the criteria for hedge accounting treatment under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), adjusted so that the impact of any residual hedge ineffectiveness remains in operating earnings; and

2.             FSA-insured credit default swaps that have investment-grade underlying credit quality and must be marked to fair value under SFAS 133.

Also, the error relates to a fair value mark to market and as such it is not conducive to trending of net income.  The nature of the mark to market is that it fluctuates based on movements in interest rates which caused mark to market losses in the first half of 2006 with the majority of the losses reversing in the third quarter.  Therefore, although there was quarterly volatility the trend year over year, which is the more important trend for the Company, was not affected.  In addition, the error affects only the line item net interest expense from financial products segment and no other expense or revenue line items.

•      whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.  Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•      whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income.

•      whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: The error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings which is not impacted by this error as operating earnings does not include the fair value mark to market that was erroneously not eliminated.  The error only impacts the reconciliation of the segment profitability measure to net income and is not material to the reconciliation.

•      whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatements did not affect any regulatory compliance matters

•      whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatements did not affect compliance with loan covenants or other contractual requirements

•      whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatements did not increase management’s compensation.  All compensation for 2006 was based on a measure of adjusted book value (“ABV”) at December 31, 2006 and operating income for the year ended December 31, 2006, both of which exclude the fair value mark to market. Management considers ABV an operating measure of the Company’s intrinsic value.  ABV adds back certain GAAP liabilities and deducts certain GAAP assets and also captures the estimated value of future contractual cash flows related to transactions in force as of the balance sheet date because installment payment contracts, whether in the form of premiums or net interest margin on the FP business, are generally non-cancelable and represent a claim to future cash flows. ABV also eliminates the effects of mark to fair value adjustments on insured credit default swaps, interest rate derivatives that are used to hedge the interest rate risk but where hedge accounting is not met and the investment portfolio.  For a more detailed description of the adjustments made to book value to arrive at ABV please refer to the Company’s management’s discussion and analysis included in the Company’s quarterly and annual filings.

•      whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatements did not conceal unlawful transactions.

•      Items of focus or other factors not previously mentioned

•      The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.

•      Management’s compensation is not affected

•      The effect is less than 0.1% of total liabilities

•      There is no effect on total assets

•      There is no effect on cash flows for all periods.

•      The effect on total equity is 0.3%

•      The majority of the amount of the error reversed throughout the year and at December 31, 2006 represents only 1% of net income.

Internal control considerations:

The error was identified performing the review procedures relating to the reconciliation and review of disclosures in the Form 10K to supporting documentation.  Such procedures were not in place during the quarters as the disclosure where the error was identified is not a quarterly disclosure.

A material weakness is a significant deficiency (or a combination of significant deficiencies) that results in a more-than-remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.   Since management has concluded that the error was not material and believes that controls were in place during the 2006 quarters that would detect or prevent a material misstatement in the Company’s consolidated financial statements, management has concluded that that there was not a material weakness in controls and as a result there is no impact on the March 31, 2006 quarterly 302 certification.

In accordance with SAB 108 and paragraph 29 of Accounting Principles Board Opinion 28, “Interim Financial Reporting”, when concluding on the materiality, management analyzed the effect of both the discrete and cumulative quarterly error to the quarterly net income (shown on page 2) and the cumulative error to discrete quarterly net income as well as the effect of the quarterly error to income for the year.  The effect of the first quarter’s error on net income for the year was 2.0%.  Based on this analysis, the determination that both the discrete and cumulative effect of the quarterly error on the quarterly net income and the discrete error on annual income and the measures relied upon by the constituents with respect to the first quarter 2006 filing, we conclude that the misstatements would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company. As a result, the Company has elected not to restate the March 31, 2006 quarterly filings.  Management plans on recording a cumulative correcting entry in the first quarter of 2007.

Second Quarter 2006

Summary Conclusions for the Company for the Second Quarter of 2006

In determining whether the Company needs to restate its second quarter of 2006 (see page 2 for financial statements effects) both Staff Accounting Bulletin (“SAB”) 108 and SAB 99 were reviewed.  SAB 108 focuses on analyzing the impact of errors on the income statement and discusses the method of aggregating the error, on a period by period basis as well as a cumulative to date basis.  SAB 99 requires companies to look at both quantitative and qualitative matters in determining whether amounts are material to the financial statements.  SAB 99 makes it clear that relatively small amounts can have a material impact on financial statements when combined with qualitative factors.  SAB 99 mentions several qualitative factors that the Company should consider.

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•      whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: The error relates to a mark to market which is not a precise measurement.  The carrying value was correctly calculated in accordance with the Company’s fair value estimation process but was not properly eliminated in consolidation.  The error represents less than 0.1% of total liabilities and there is no effect on total assets.

•      whether the misstatement masks a change in earnings or other trends

Company response: The misstatement did not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.  Also, the error relates to a fair value mark to market and as such it is not conducive to trending of net income.  The nature of the mark to market is that it fluctuates based on movements in interest rates which caused mark to market losses in the first half of 2006 with the majority of the losses reversing in the third quarter.  Therefore, although there was quarterly volatility the trend year over year, which is the more important trend for the Company, was not affected.  In addition, the error affects only the line item net interest expense from financial products segment and no other expense or revenue line items.

•      whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA .  Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•      whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income.

•      whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: The error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings which is not impacted by this error as operating earnings does not include the fair value mark to market that was erroneously not eliminated.  The error only impacts the reconciliation of the segment profitability measure to net income and is not material to the reconciliation.

•      whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatements did not affect any regulatory compliance matters

•      whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatements did not affect compliance with loan covenants or other contractual requirements

•      whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatements did not increase management’s compensation.  All compensation for 2006 was based on a measure of adjusted book value (“ABV”) at December 31, 2006 and operating income for the year ended December 31, 2006, both of which exclude the fair value mark to market.

•      whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatements did not conceal unlawful transactions.

•      Items of focus or other factors not previously mentioned

•      The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.

•      Management’s compensation is not affected

•      The effect is less than 0.1% of total liabilities

•      There is no effect on total assets

•      There is no effect on cash flows for all periods.

•      The effect on total equity is 0.5%

•      The majority of the amount of the error reversed throughout the year and at December 31, 2006 represents only 1% of net income.

Internal control considerations:

The error was identified performing the review procedures relating to the reconciliation and review of disclosures in the Form 10K to supporting documentation.  Such procedures were not in place during the second quarter as the disclosure where the error was identified is not a quarterly disclosure.

A material weakness is a significant deficiency (or a combination of significant deficiencies) that results in a more-than-remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.   Since management has concluded that the error was not material and believes that controls were in place during the 2006 quarters that would detect or prevent a material misstatement in the Company’s consolidated financial statements, management has concluded that that there was not a material weakness in controls and as a result there is no impact on the June 30, 2006 quarterly 302 certification.

In accordance with SAB 108 and paragraph 29 of Accounting Principles Board Opinion 28, “Interim Financial Reporting”, when concluding on the materiality, management analyzed the effect of both the discrete and cumulative quarterly error to the quarterly net income (shown on page 2) and the cumulative error to discrete quarterly net income as well as the effect of the quarterly error to income for the year.  The effect of the second quarter’s error on net income for the year was 1.4%.  Based on this analysis, the determination that both the discrete and cumulative effect of the quarterly error on the quarterly net income and the discrete error on annual income and the measures relied upon by the constituents with respect to the second quarter 2006 filing, we conclude that the misstatements would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company. As a result, the Company has elected not to restate the June 30, 2006 quarterly filings.  Management plans on recording a cumulative correcting entry in the first quarter of 2007.

Third Quarter 2006

Summary Conclusions for the Company for the Third Quarter of 2006

In determining whether the Company needs to restate its third quarter of 2006 (see page 2 for financial statements effects) both Staff Accounting Bulletin (“SAB”) 108 and SAB 99 were reviewed.  SAB 108 focuses on analyzing the impact of errors on the income statement and discusses the method of aggregating the error, on a period by period basis as well as a cumulative to date basis.  SAB 99 requires companies to look at both quantitative and qualitative matters in determining whether amounts are material to the financial statements.  SAB 99 makes it clear that relatively small amounts can have a material impact on financial statements when combined with qualitative factors.  SAB 99 mentions several qualitative factors that the Company should consider.

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•      whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: The error relates to a mark to market which is not a precise measurement.  The carrying value was correctly calculated in accordance with the Company’s fair value estimation process but was not properly eliminated in consolidation.  The error represents less than 0.1% of total liabilities and there is no effect on total assets.

•      whether the misstatement masks a change in earnings or other trends

Company response: The misstatement did not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.  Also, the error relates to a fair value mark to market and as such it is not conducive to trending of net income.  The nature of the mark to market is that it fluctuates based on movements in interest rates which caused mark to market losses in the first half of 2006 with the majority of the losses reversing in the third quarter.  Therefore, although there was quarterly volatility the trend year over year, which is the more important trend for the Company, was not affected.  In addition, the error affects only the line item net interest expense from financial products segment and no other expense or revenue line items.

•      whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA .  Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•      whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income.

•      whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: The error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings which is not impacted by this error as operating earnings does not include the fair value mark to market that was erroneously not eliminated.  The error only impacts the reconciliation of the segment profitability measure to net income and is not material to the reconciliation.

•      whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatements did not affect any regulatory compliance matters

•      whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatements did not affect compliance with loan covenants or other contractual requirements

•      whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatements did not increase management’s compensation.  All compensation for 2006 was based on a measure of adjusted book value (“ABV”) at December 31, 2006 and operating income for the year ended December 31, 2006, both of which exclude the fair value mark to market.

•      whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatements did not conceal unlawful transactions.

•      Items of focus or other factors not previously mentioned

•      The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.

•      Management’s compensation is not affected

•      The effect is less than 0.1% of total liabilities

•      There is no effect on total assets

•      There is no effect on cash flows for all periods.

•      The effect on total equity is 0.1% or less for all periods

•      The majority of the amount of the error reversed throughout the year and at December 31, 2006 represents only 1% of net income.

Internal control considerations:

The error was identified performing the review procedures relating to the reconciliation and review of disclosures in the Form 10K to supporting documentation.  Such procedures were not in place during the third quarter as the disclosure where the error was identified is not a quarterly disclosure.

A material weakness is a significant deficiency (or a combination of significant deficiencies) that results in a more-than-remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.   Since management has concluded that the error was not material and believes that controls were in place during the 2006 quarters that would detect or prevent a material misstatement in the Company’s consolidated financial statements, management has concluded that that there was not a material weakness in controls and as a result there is no impact on the September 30, 2006 quarterly 302 certification.

In accordance with SAB 108 and paragraph 29 of Accounting Principles Board Opinion 28, “Interim Financial Reporting”, when concluding on the materiality, management analyzed the effect of both the discrete and cumulative quarterly error to the quarterly net income (shown on page 2) and the cumulative error to discrete quarterly net income as well as the effect of the quarterly error to income for the year.  The effect of the third quarter’s error on net income for the year was 2.4%.  Based on this analysis, the determination that both the discrete and cumulative effect of the quarterly error on the quarterly net income and the discrete error on annual income and the measures relied upon by the constituents with respect to the third quarter 2006 filing, we conclude that the misstatements would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company. As a result, the Company has elected not to restate the September 30, 2006 quarterly filings.  Management plans on recording a cumulative correcting entry in the first quarter of 2007.

Fourth Quarter 2006

Summary Conclusions for the Company for the Fourth Quarter of 2006

In determining whether the Company needs to adjust its fourth quarter of 2006 (see page 2 for financial statements effects) financial statements both Staff Accounting Bulletin (“SAB”) 108 and SAB 99 were reviewed.  SAB 108 focuses on analyzing the impact of errors on the income statement and discusses the method of aggregating the error, on a period by period basis as well as a cumulative to date basis.  SAB 99 requires companies to look at both quantitative and qualitative matters in determining whether amounts are material to the financial statements.  SAB 99 makes it clear that relatively small amounts can have a material impact on financial statements when combined with qualitative factors.  SAB 99 mentions several qualitative factors that the Company should consider.

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: The error relates to a mark to market which is not a precise measurement.  The carrying value was correctly calculated in accordance with the Company’s fair value estimation process but was not properly eliminated in consolidation.  The error represents less than 0.1% of total liabilities and there is no effect on total assets in any period.  The affect on net income was only 0.1%.

•                  whether the misstatement masks a change in earnings or other trends

Company response: The misstatement did not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.  Also, the error relates to a fair value mark to market and as such it is not conducive to trending of net income.  The nature of the mark to market is that it fluctuates based on movements in interest rates which caused mark to market losses in the first half of 2006 with the majority of the losses reversing in the third quarter.  Therefore, although there was quarterly volatility the trend year over year, which is the more important trend for the Company, was not affected.  The net income effect for the fourth quarter was only 0.1% and the error affects only the line item net interest expense from financial products segment and no other expense or revenue line items.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.  Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•                  whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: The error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings which is not impacted by this error as operating earnings does not include the fair value mark to market that was erroneously not eliminated.  The error only impacts the reconciliation of the segment profitability measure to net income and is not material to the reconciliation.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatements did not affect any regulatory compliance matters

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatements did not affect compliance with loan covenants or other contractual requirements

•                  whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatements did not increase management’s compensation.  All compensation for 2006 was based on a measure of adjusted book value (“ABV”) at December 31, 2006 and operating income for the year ended December 31, 2006, both of which exclude the fair value mark to market.

•                  whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatements did not conceal unlawful transactions.

•                  Items of focus or other factors not previously mentioned

•                  The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.

•                  Management’s compensation is not affected

•                  The effect is less than 0.1% of total liabilities

•                  There is no effect on total assets

•                  There is no effect on cash flows for all periods.

•                  The effect on total equity is 0.2%

•                  The error represents only 0.1% of net income.

Internal control considerations:

The error was identified performing the review procedures relating to the reconciliation and review of disclosures in the Form 10K to supporting documentation therefore the control worked as designed.

In accordance with SAB 108 and paragraph 29 of Accounting Principles Board Opinion 28, “Interim Financial Reporting”, when concluding on the materiality, management analyzed the effect of both the discrete and cumulative quarterly error to the quarterly net income (shown on page 2) and the cumulative error to discrete quarterly net income as well as the effect of the quarterly error to income for the year.  The effect of the fourth quarter’s error on net income for the year was less than 0.1%.  Based on this analysis, the determination that both the discrete and cumulative effect of the quarterly error on the quarterly net income and the discrete error on annual income and the measures relied upon by the constituents with respect to the fourth quarter financial statements, we conclude that the misstatements would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company. As a result, the Company has elected not to adjust its fourth quarter financial statements.  Management plans on recording a cumulative correcting entry in the first quarter of 2007.

Year Ended 12/31/2006

Summary Conclusions for the Company for the Year Ended December 31, 2006

In determining whether the Company needs to record the error in its 2006 financial statements (see page 2 for financial statements effects) both Staff Accounting Bulletin (“SAB”) 108 and SAB 99 were reviewed.  SAB 108 focuses on analyzing the impact of errors on the income statement and discusses the method of aggregating the error, on a period by period basis as well as a cumulative to date basis.  SAB 99 requires companies to look at both quantitative and qualitative matters in determining whether amounts are material to the financial statements.  SAB 99 makes it clear that relatively small amounts can have a material impact on financial statements when combined with qualitative factors.  SAB 99 mentions several qualitative factors that the Company should consider.

Detailed SAB 99 analysis for the Company:

Following are some of the factors considered in our analysis:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company response: The error relates to a mark to market which is not a precise measurement.  The carrying value was correctly calculated in accordance with the Company’s fair value estimation process but was not properly eliminated in consolidation.  The error represents less than 0.1% of total liabilities, there is no effect on total assets and only a 1% affect on net income.

•                  whether the misstatement masks a change in earnings or other trends

Company response: The misstatement did not mask a change in earnings trend or other trends.  Although the error affected net income it did not affect operating earnings which is the metric on which management and analysts focus.  Also, the error relates to a fair value mark to market and as such it is not conducive to trending of net income.  The nature of the mark to market is that it fluctuates based on movements in interest rates which caused mark to market losses in the first half of 2006 with the majority of the losses reversing in the third quarter.  Therefore, although there was quarterly volatility the trend year over year, which is the more important trend for the Company, was not affected.  In addition, the error affects only the line item net interest expense from financial products segment and no other expense or revenue line items.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company response: Since the Company has no outstanding public equity, there are no analyst expectations to reference.  The Company is ultimately owned by a non-U.S. bank holding company and non-SEC registrant, Dexia S.A.  The financial statements are relied upon by the holders of bonds that FSA insures and on which the rating agencies provide credit ratings. In addition, the Company’s debtholders rely not only on the Company’s financial statements but also the consolidated financial statements of FSA since the majority of the Company’s operations are conducted through FSA and the long-term ability of Holdings to service its debt largely depends on its receipt of dividends from, or payment on surplus notes by, FSA.  Based on discussions with our Managing Director of Investor Relations, holders of FSA’s insured bonds rely on FSA’s credit quality, claims-paying ability, and overall operating profitability measures. Holders of Holdings’ debt rely on its credit quality and overall operating profitability measures. Although this error affects net income, rating agencies and others focus on operating earnings, which was not impacted. This error would not influence decision making of the rating agencies and regulators and the mark to market volatility is well understood by these bodies.

•                  whether the misstatement changes a loss into income or vice versa

Company response: The error did not change a net loss to net income.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company response: The error occurred in the Company’s FP segment; however, the segment footnote discloses pre-tax operating earnings which is not impacted by this error as operating earnings does not include the fair value mark to market that was erroneously not eliminated.  The error only impacts the reconciliation of the segment profitability measure to net income and is not material to the reconciliation.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

Company response: the misstatements did not affect any regulatory compliance matters

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company response: the misstatements did not affect compliance with loan covenants or other contractual requirements

•                  whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company response: the misstatements did not increase management’s compensation.  All compensation for 2006 was based on a measure of adjusted book value (“ABV”) and operating income, both of which exclude the fair value mark to market.

•                  whether the misstatement involves concealment of an unlawful transaction.

Company response: the misstatements did not conceal unlawful transactions.

•                  Items of focus or other factors not previously mentioned

•                  The focus by the Company and the analysts and rating agencies is on operating income and ABV, neither of which are affected by this error.

•                  Management’s compensation is not affected

•                  The effect is less than 0.1% of total liabilities

•                  There is no effect on total assets

•                  There is no effect on cash flows for all periods.

•                  The effect on total equity is 0.2%

•                  The majority of the amount of the error reversed throughout the year and at December 31, 2006 represents only 1% of net income.

Internal control considerations:

The error was identified performing the review procedures relating to the reconciliation and review of disclosures in the Form 10K to supporting documentation therefore the control worked as designed.

Based on this analysis and the measures relied upon by the constituents of the 2006 Form 10-K, we conclude that the misstatements would not affect the views of our constituents or the ratings assigned by the rating agencies to FSA or the Company.  As a result, the Company has elected not to adjust the 2006 financial statements and plans on recording a cumulative correcting entry in the first quarter of 2007.

2007 Adjustment

The Company’s current estimate of operating earnings for the first quarter and full year of 2007 is approximately $87 million and $340 million, respectively.  Based upon the current interest rate environment and credit spreads management expects the mark to market adjustment for the first quarter to be relatively flat to a slight benefit. Management believes that even if the Company recognized a pre-tax loss of $10 million the correction of the error would be only slightly over 5% of the first quarter’s net income and approximately 1% of the estimated annual net income which management does not believe would affect the decision making of any of the Company’s financial statement users.  Per paragraph 29 of Accounting Principles Board Opinion 28, “Interim Financial Reporting”, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”  Management does not expect the correction in the first quarter to be material to either the first quarter’s net income of the estimated annual net income and as a result does not anticipate disclosing the correction.  Additionally, the error was not booked in the fourth quarter of 2006 as the error was deemed to be immaterial to that period.

2007 Adjustment follow up –

When concluding in the SAB 99 analysis above, management based its conclusion on an estimate of first quarter 2007 operating earnings of $87 million and worst case for net income of $80.5 million.  Actual numbers (excluding the correction) were operating income of $93.8 million and net income of $85.2 million.  Based on these numbers the correction represented 4.4% of pre-adjusted operating earnings, 4.6% of post adjustment operating earnings, 4.8% of pre-adjusted net income and 5.0% of post adjusted net income.  All percentages are lower than that used for our basis of conclusion at year end.  As a result, our conclusion remained the same with no restatement required and the correction was made in the first quarter of 2007.